Annual Report 2007

Bringing Value to the Surface

Northgate Minerals Corporation

Bringing Value to the Surface

Northgate Minerals Corporation is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. The company is forecasting over 400,000 ounces of unhedged gold production in 2008 and is targeting growth through further acquisitions in stable mining jurisdictions around the world.

Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

2007 Operating Performance at Kemess

245,631	68.1 million
ounces	pounds
gold production	copper production

$(22)	$125 million
per ounce	cash flow
net cash cost	from operations

Gold Production	Copper Production	Cash Cost
(000s ounces)	(millions pounds)	($ per ounce)

All dollar amounts are stated in United States dollars unless otherwise indicated

Our Growth Pipeline

At the end of 2007, we successfully achieved our goal of growing the company through acquisition with the purchase of Perseverance Corporation Ltd., marking our transformation from a single-mine company to a multi-mine, mid-tier gold producer. We now have three fully permitted operating mines located in excellent mining jurisdictions in Canada and Australia.

          With a 2008 forecast of over 400,000 ounces of unhedged gold production, we are well positioned to benefit from robust gold prices that will provide strong internal cash flow necessary to sustain current and future exploration and corporate development programs.

Canadian Growth Pipeline

»	Kemess: metal production until 2010 providing free cash flow for future growth

»	Young-Davidson: advanced exploration stage project with Feasibility Study completed by the end of 2008

Australian Growth Pipeline

»	Fosterville: 7-year mine life with significant exploration potential in high-grade zones

»	Stawell: 3-year mine life with 25-year history of mine life extension and several identified development zones

»	Total exploration land package of 7,700 km2

Reserve Exposure[1]	Reserves by Geographical Location[1]

[1]	Proven and probable reserves at December 31, 2007.
Calculated using spot prices: $836/oz of gold and $3.02/lb of copper as at December 31, 2007.

Message to Our Shareholders	2	Management’s Discussion & Analysis	16

Northgate at a Glance	6	Financial Report	28

Canadian Operations	8	Mineral Reserves and Resources	46

Australian Operations	12	Directors and Officers	48

Responsible Leadership	14	Shareholder Information	IBC

Message to Our Shareholders

2007 was a watershed year for our company when we succeeded in our long quest to add additional operating gold mines to Northgate’s asset portfolio. We achieved this at a price that not only added value for our existing shareholders, but did not dilute them in the process. The acquisition of the Fosterville and Stawell mines in Australia added two fully permitted, operating gold mines in a politically stable, mining-friendly jurisdiction and dramatically increased our near-term exposure to the current robust gold price environment.

          Closer to home, our Kemess South mine continued to operate with stable production in its tenth year of mine life, generating annual cash flow of over $125 million. While Kemess South will continue to operate for the next three years, our goal to extend the life at Kemess beyond 2010 came to an abrupt halt in September, when the Kemess North Joint Review Panel released a surprising and deeply disappointing report, recommending against the project. Consequently, we were forced to abandon work on a project that would have extended the productive life of our Kemess assets and provided jobs for our 400 employees for an additional 12 years.

          At the Young-Davidson gold property located in northern Ontario, our exploration team increased the measured and indicated ounces underground by 137% to 1.42 million ounces. Our project development team made excellent progress on the underground ramp development and shaft dewatering activities, which are key components of the advanced development plan that we put in place in 2006. In mid-March of 2008, Northgate signed a Memorandum of Understanding (“MOU”) with the Matachewan First Nation for the development of the project. The MOU outlines the basic framework for the negotiation of an Impact and Benefit Agreement (“IBA”) that will establish the long-term working relationship between Northgate and the Matachewan First Nation during the development and operation of the mine.

          Watershed is defined as “a critical point that marks a change of course; a turning point.” Using this word is clearly appropriate to describe Northgate’s performance in 2007. We have charted a course that has taken us away from being a single mine, open pit gold-copper producer in British Columbia and have become a multi-mine, underground gold producer with mines and projects in Canada and Australia, which has certainly given new meaning to our motto of bringing value to the surface.

Perseverance Transaction

With the $257 million acquisition of Perseverance Corporation Ltd., Northgate has in many respects come full circle. In 2000, we took on $250 million in debt to purchase an undercapitalized, underperforming mine called Kemess South, because we saw potential for the mining assets and the people operating them to become much more than they were. While the transaction was not without risk and the turnaround took the better part of two years, the rewards speak for themselves. We have now taken much of the cash that Kemess has generated and invested in another turnaround opportunity halfway around the world in Australia, providing further opportunity to bring value to the surface. The Fosterville and Stawell mines, located in Australia’s Victoria province, have been undercapitalized and underexplored for many years, but we see great potential for future reserve increases and productivity improvements. As was the case with Kemess, it will take time and capital resources for these mines to realize their full potential – and there will be bumps along the road – but we firmly believe we can achieve success at these operations. We have already begun the turnaround at Fosterville with the conversion to Owner Mining from Contractor Mining, which will reduce costs and improve safety and efficiency at the mine. We will also be focusing on improving gold recovery at Fosterville and spending much needed capital on mine development. At both Fosterville and Stawell, we see great potential for reserve expansion and plan to devote $10 million in 2008 towards exploration at these mines.

2     Northgate Annual Report | 2007

           From the closing date of the transaction on February 18, 2008 through to the end of the year, total production for Fosterville and Stawell is expected to be approximately 170,000 ounces of gold.

Kemess Operations

The Kemess South mine continued to operate efficiently in 2007 producing over 245,000 ounces of gold and 68.1 million pounds of copper at a net gold cash cost of negative $22 per ounce. In 2008, Kemess is forecast to produce 243,000 ounces of gold and 64.4 million pounds of copper. In spite of the decision by the Federal and Provincial governments not to allow the Kemess North project to proceed, Northgate will undertake limited exploration in the area of the Kemess South pit during 2008 in hopes of extending the life of the mine. Prior to its currently scheduled closure at the end of 2010, Kemess South will continue to generate substantial free cash flow, which will be used to fund internal development projects for the company.

          In addition, the fixed assets at the Kemess camp will still have significant value at the end of its mine life. We are now examining a variety of options to unlock the residual value of these assets by either selling them outright or rolling them into one of the many new mining projects that are under consideration. Finding an appropriate project within British Columbia in which to use the Kemess assets would be ideal, as it could also serve as a future home for our dedicated and experienced workforce.

Young-Davidson Development

Our vision for Young-Davidson has not changed substantially, since the day we acquired the property in 2005 with the exception that we are more confident than ever that the Young-Davidson property will once again support a mine. We still envision a deposit that will ultimately host three million ounces of gold and will support a 5,000 tonne per day mining and milling operation with production between 150,000–175,000 ounces of gold each year for 10+ years. A wide variety of technical and environmental studies have been underway since early 2007 and our target is to complete a $6 million Feasibility Study for the project in cooperation with AMEC by the end of 2008.

3     Northgate Annual Report | 2007

Looking into 2008

Improve operational
efficiency
 reduce cash costs at Australian operations

Increase reserves and
resources
 invest $10 million for exploration program in Australia
target 3 million ounces of total gold resources at Young-Davidson

Continue unhedged gold
production
 fully unhedged for gold

Generate strong internal
cash flow
 solid operations at Kemess

          The surface based diamond drilling program and the underground development program at Young-Davidson made excellent progress during 2007. With a total of 40,000 metres of diamond drilling completed during the year, total measured, indicated and inferred gold resources now stand at 2.34 million ounces. More importantly, 1.42 million ounces underground are now in the measured and indicated categories, which can be moved into reserves with the completion of a positive Feasibility Study.

          Underground development at Young-Davidson got off to a slower than expected start in 2007 due to challenges collaring the ramp at surface. However, by the end of the year, ramp development reached 1,900 metres of the ultimate 3,000 metre target. The No. 3 shaft was dewatered down to the 8th level. A new hoist was installed and commissioned in the current shaft, which will facilitate the refurbishment of mine levels below the 13th level during 2008. Ultimately, both the refurbished shaft and the ramp will be used for future production purposes.

          Signing the MOU with the Matachewan First Nation was an important step for Northgate in the development of Young-Davidson. The agreement outlines the basic framework of the relationship that we wish to have with our First Nation partners. We will now proceed with the negotiation of a formal IBA, which will clearly define the cooperative relationship with the Matachewan First Nation during the development and operation of the mine.

The Path Ahead

Northgate enters 2008 having fulfilled our vision of becoming an unhedged, multi-mine gold producer with assets in stable, mining-friendly jurisdictions. We now have three, fully permitted, operating mines and one advanced development project, which should allow us to sustain gold production of approximately 400,000 ounces per year for many years to come.

          Our all cash acquisition of Perseverance has dramatically increased our shareholders’ exposure to the gold price through the addition of 3.6 million ounces of reserves and resources, which has dramatically shifted our metal exposure towards gold in 2008 and beyond. Having successfully added to our asset portfolio at a reasonable price, Northgate is well positioned to take advantage of future acquisition and exploration opportunities in order to increase our shareholder value over the long term.

          On behalf of the board of directors and our senior management team in Toronto, I wish to thank all of our employees at Kemess and Young-Davidson for their efforts this year and welcome the 600 employees at Fosterville and Stawell to the Northgate family.

Sincerely,

Kenneth G. Stowe
President & Chief Executive Officer

5     Northgate Annual Report | 2007

Northgate at a Glance

Our goal at the beginning of 2007 was to grow the company through acquisition, development and exploration. We achieved this goal on all fronts. With our successful bid to acquire Perseverance, Northgate transformed itself from a single, open pit miner to a multi-mine gold producer with three fully permitted mines in politically stable jurisdictions. We also advanced our internal growth project with a successful drill campaign at Young-Davidson that saw us

2007 Achievements

Kemess South Achieved solid operating results, producing over 245,000 ounces of gold and 68.1 million pounds of copper. Recorded second consecutive year of negative net cash cost of $(22) per ounce.

Young-Davidson

Advanced the project on schedule and on budget.

Increased the underground resources to 1.86 million ounces of gold.

Demonstrated large areas of continuous mineralization between two of the pre-existing resource zones.

Fosterville & Stawell

In October 2007[1], announced proposal to acquire Perseverance, an Australian gold producer with two fully permitted gold mines located in Victoria, Australia.

	Fosterville	Stawell

Type	Underground	Underground

Mine life	7 years	3 years

Annual production[2] (oz)	76,706	112,486
Cash cost[2] (A$/oz)	$530	$474
Employees and contractors[2]	300	285

[1]	Transaction closed on February 18, 2008
[2] As at June 30, 2007

doubling our underground gold resources. Finally, we continued to generate strong internal cash flow from our Kemess South mine, which will be used to fund future growth opportunities in pursuit of our growth objectives for 2008 and beyond.

With successful achievement of our growth initiatives, Northgate is well positioned to increase shareholder value over the long term.

2008 Objectives and Beyond

Generate strong internal cash flow from operations with production of 243,000 ounces of gold and 64.4 million pounds of copper. Explore area adjacent to the open pit to extend mine life.	Current mine life expectancy until the end of 2010. Progression of site closure and reclamation programs in an effort to minimize disruption to the surrounding region.

Complete Preliminary Assessment Report. Increase underground indicated resources by 0.5 million ounces. Complete Feasibility Study by the end of the year.	Targetting 10+ year mining operation at 5,000 mt/day, producing 175,000 ounces of gold annually at an estimated net cash cost of $350 per ounce.

Fosterville

Produce 70,000 ounces of gold. Complete transition to Owner Mining and invest in mine development and gold recovery enhancement projects to improve overall efficiency and lower costs.	Development of several high-grade exploration zones will extend mine life. Improvement of health and safety performance of the operation.

Stawell

Produce 100,000 ounces of gold. Explore several identified development targets to increase reserves.	Several identified development zones will extend current mine life. Modern production history of 25-years.

Canada
Kemess
Alberta
British Columbia

Canadian Operations

Continuing our Success at Kemess South

The Kemess South mine, Northgate's flagship operation, has been the company's pipeline for solid earnings and growth since we took ownership of the mine in 2000. By the end of its mine life, Kemess will have produced over 2.7 million ounces of gold and 700 million pounds of copper, while maintaining one of the lowest cash costs in the industry, making Kemess one of the most successful mines built in Canada in the past 25 years.

2008 Highlights

243,000

ounces of gold

64.4 million

pounds of copper

100%

unhedged

Future Production Highlights

175,000 **ounces**

average annual gold production

10+ **years**

target mine life[1]

2010

commissioning

Canadian Operations

Bringing Value to the Surface at Young-Davidson

Since acquiring the Young-Davidson property in late 2005, Northgate has implemented an aggressive exploration plan in order to achieve the company's goal of building an underground gold mine with production beginning at the end of 2010. Through significant developments and a successful drilling program in the past year, Northgate has moved one step closer in achieving that goal.

The Young-Davidson property is located in the gold-rich Abitibi greenstone belt of northern Ontario, 60 kilometres (“km”) west of Kirkland Lake. The property is on the site of two past producing mines, with a track record of mining methods and metallurgy. Targetting start-up of production at the end of 2010, with full year of production in 2011, Young-Davidson is expected to produce an average of 175,000 ounces of gold for 10+ years at an estimated net cash cost of $350 per ounce.

          In 2008, Northgate will continue to advance the Young-Davidson project with an aggressive $21 million accelerated development plan, in support of additional drilling, shaft dewatering and underground ramp development. A successful diamond drill campaign in 2007 brought total gold resources on the property to 2.34 million ounces, of which indicated resources underground increased 137% to 1.42 million ounces. Drilling will continue in 2008 with four diamond drill rigs on the property, focusing mainly on increasing the indicated resources by an additional 0.5 million ounces.

          Underground development is well underway and will continue to make significant progress in 2008. The ramp that provides underground access to the deposit will advance to a depth of 450 metres below surface by mid-year and will be used for underground drilling and a cross cut into the mineralized zones, which will allow for further metallurgical testing to confirm grinding characteristics of the ore.

          Rehabilitation of the existing No. 3 Shaft is expected to reach the 13th level by mid-2008. The rehabilitation program will consist of removing all of the old shaft timber, re-supporting the shaft walls and installing galvanized steel sets every five metres. A permanent pumping station will be established on the 13th level for the long-term dewatering requirements of the No. 3 Shaft.

          All of the existing underground workings left by the mine’s previous owner are in excellent condition. Access from the No. 3 Shaft to the ramp will be established on the 6th and 13th levels of the existing underground mine workings that will be used to provide ventilation and secondary access. By using the existing infrastructure, Northgate is able to minimize the start-up costs and shorten the construction schedule for the underground infrastructure. The 6th level access drift will also position the project for early production from the upper levels.

Northgate expects to complete the Feasibility Study for the Young-Davidson project by the end of 2008. Detailed engineering and economic studies have already been initiated in order to support early procurement of milling equipment, a new shaft hoist and mobile equipment to meet the project’s production time line.

          Northgate’s commitment to health and safety was clearly demonstrated at Young-Davidson, as the project completed all of 2007 without a lost-time accident. A strong health and safety culture will continue to be a priority for the project in 2008 as the company expands the site infrastructure.

Figure 1 – Long-Section of Young-Davidson Property (Vertical and North-Looking)

11     Northgate Annual Report | 2007

2008 Highlights

170,000 ounces

combined gold production*

100%

unhedged

7,700 km²

exploration land package

Australian Operations

Bringing Value to the Surface in Australia

Northgate successfully added to its asset portfolio with the acquisition of Perseverance, an Australian gold producer with two operating gold mines in the prolific Victorian gold belt. The acquisition also provides a solid platform for future growth in Australia with 7,700 km² of exploration properties in an area with a rich history of gold mining.

Fosterville Gold Mine

The Fosterville mine is a fully permitted gold mine located 20 km east of Bendigo, a township of approximately 95,000 people. Bendigo, a historic gold mining centre located 150 km north of Melbourne, is estimated to have produced 22 million ounces of gold following the first discoveries in 1851.

          While the previous mine owner focused mainly on production from the open pit, Northgate will look to focus on production from two underground orebodies – the Falcon and Phoenix orebodies, development of which had reached approximately 160 metres in depth from surface at December 2007. Development on the Falcon orebody was completed after a decline was advanced from the southern end of the Falcon open pit, providing a significant ore source in the past year. Underground infrastructure of the Phoenix orebody is less advanced and is currently being accelerated to provide a significant ore source in 2008 and beyond. Ore from these deposits are being hauled using 40-tonne capacity trucks at an average rate of approximately 1,500 tonnes per day.

          Ore at Fosterville is processed by a sulphide treatment plant, consisting of three basic stages: flotation of sulphide minerals in the ore, oxidation of the flotation concentrate by a BIOX® process (a patented process used under license from a third party), and gold recovery through a carbon-in-leach (“CIL”) circuit. The gold is then melted into gold doré bars, which are later sold through a local refinery. Since acquiring the mine, Northgate has implemented a gold recovery enhancement project with the aim of significantly improving recoveries from the processing plant.

          Fosterville currently has a mine life of approximately seven years and 2008 gold production attributable to Northgate from the date of acquisition is forecast to be 70,000 ounces.

Stawell Gold Mine

The Stawell mine is a fully permitted underground gold mine located alongside the town of Stawell, northwest of Ballarat in central Victoria and is approximately 250 kilometres west of Melbourne. Stawell has a population of approximately 6,500 people and most of the mine’s workforce resides in the town or immediate surrounding area. Stawell has a history of gold mining dating back to the mid-19th century Victorian gold rushes.

          Underground mining operations are relatively deep, with most development and stoping operations at more than 1,000 metres beneath the surface. The Stawell mine is accessed by a decline from a portal located adjacent to the mill. Mining methods consist of bench stoping with cemented rock fill pillars in primary stopes and rock-filled secondary stopes. Approximately 80% of stope ore is recovered using loaders under remote control and is hauled using 55-tonne capacity trucks.

          Modern production history of the Stawell mine extends over 25 years and while the current plan calls for a three year mine life, several exploration zones have already been identified adjacent or near to the current mine underground workings. In an aggressive exploration plan, Northgate will look to increase reserves by targetting these zones, which will add significant years of production beyond 2010. Mine capital development on the current reserve is expected to be complete during the year.

          Ore at Stawell is processed by the on-site treatment plant at a rate of 0.85 million tonnes per annum, which incorporates gravity, flotation and CIL stages to recover gold from ore. Similar to processing at Fosterville, gold is then melted into gold doré bars, which is also sold through a local refinery.

          Gold production at Stawell attributable to Northgate in 2008 from the date of acquisition is forecast to be 100,000 ounces.

13     Northgate Annual Report | 2007

On-site tree seedling nursery at Kemess mine.

Our Commitment to Responsible Leadership

Northgate’s corporate goal is to find, develop and operate mines in an environmentally and socially sustainable fashion while providing economic benefits to the surrounding communities and an appropriate rate of return to Northgate’s shareholders. We seek to achieve this goal by aligning the interests of our company, our employees and our shareholders with the broader communities in which we operate.

Social Responsibility

At Northgate, we embrace the principles of corporate social responsibility and sustainable development and believe that they are key to the long-term success of our company. Our commitment to all stakeholders is to act responsibly and proactively on environmental, social, and health and safety issues and to conduct all our business activities in a manner consistent with the values and behaviors expressed in our corporate policies and procedures.

Environment

Northgate is committed to follow sustainable mining practices at all its operations and development properties. Our primary objective is to minimize the company’s environmental footprint and to provide protection for the environment today and for the benefit of future generations through best management practices during all phases of the mining life cycle. Northgate considers responsible environmental management to be central to our success and to be a commitment to our employees, our shareholders, and the communities in which we operate.

14 Northgate Annual Report | 2007

          Our commitment to environmental protection is founded in the diligent application of technically proven and economically feasible management controls for all phases of the mining life cycle from exploration through to reclamation and closure of each project. Recent examples have included the long-term fisheries enhancements program at Kemess, whereby fish ladders have been constructed to increase the available fish habitat and fish populations in the mine site and surrounding areas. Northgate has also begun reclamation efforts at the Kemess mine, with more than 10,000 tree seedlings planted at the site in the past three years. Upon closure of the mine, the area will be suitable for wildlife habitat.

Health and Safety

Creating a safe workplace for all our employees is a top priority at Northgate and we endeavour to ensure that safety remains the highest profile activity among all employees at our mining operations and exploration and development projects. Our objective is to continuously improve our safety performance with the target of operating with zero lost-time injuries and our ultimate goal is to be among the safest mine operators in each of the jurisdictions in which we operate.

          Safety at Kemess and Young-Davidson continued with excellent performance in 2007 in part due to the implementation of various health and safety programs, including the “Five-Point Safety Program” and the “Practical Loss Control Leadership Program”. Kemess has consistently finished in the top tier for safety in British Columbia and Young-Davidson operated without any lost-time injuries during the year.

          In 2008, as we begin the process of integrating the Fosterville and Stawell mines into the Northgate family, we will work with our new Australian management team to ensure that they make safety a priority and dedicate themselves to the same type of safety culture that has been so successful at our Canadian operations.

Community

Northgate provides significant socioeconomic benefits in the regions in which we operate our mines and development projects. These benefits include direct employment at Northgate’s operations, the purchasing of goods and services from local businesses and contractors and payment of municipal taxes, which support higher levels of public service to the community. As a company, we strive to be a positive force within communities that are closest to our operations by sponsoring a variety of non-profit community organizations and charities including local schools, recreation centres, medical facilities, and social and cultural arts programs. We also have cooperation agreements with two First Nations groups, which provide financial and other benefits to members of these communities.

          As Northgate expands into new jurisdictions, we will endeavor to build and enhance relationships with local residents, businesses, governments, First Nations and Aboriginals so that these groups will understand the benefits that our mining activities provide and welcome our involvement.

15      Northgate Annual Report | 2007

Management’s Discussion and Analysis

Forward-Looking Statements

Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Northgate Minerals Corporation (“Northgate” or the “Corporation”). Northgate’s performance over the past two years is analyzed to highlight various trends and issues. Risks that can be expected to impact future operations are also discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in the MD&A. Where used, the words “anticipate”, “expect”, “intended”, “forecast”, “should”, and similar expressions are intended to identify forward-looking statements.

          Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Introduction

This MD&A of the results of operations and liquidity and capital resources of Northgate for the 2007 and 2006 fiscal years should be read in conjunction with the consolidated financial statements and related notes. All of the financial information presented herein is expressed in US dollars, unless otherwise stated. The accompanying consolidated financial statements and related notes are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These statements, together with the following discussion and analysis dated March 14, 2008, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate, as well as certain forward-looking statements relating to Northgate’s potential future performance. Additional information can be found in the Corporation’s Annual Information Form (“AIF”), which is filed with Canadian Securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Corporation’s annual report on Form 40-F, which is filed with the United States Securities and Exchange Commission (“SEC”) at www.sec.gov.

Overview

Northgate is a gold and copper mining company focused on operations and opportunities in politically stable jurisdictions in Canada and Australia. Its principal assets are the Kemess South mine in north-central British Columbia, the Young-Davidson property in northern Ontario and the Fosterville and Stawell mines in Victoria, Australia. Northgate’s common shares trade on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

          On February 18, 2008, Northgate acquired Perseverance Corporation Ltd. (“Perseverance”), an Australian gold producer with two fully permitted gold mines. Initial projections call for these mines to produce between 190,000 – 200,000 ounces of gold during calendar 2008. Northgate will include the results of its Australian operations from the date of acquisition in its consolidated financial results for the period ending March 31, 2008.

          Over the past five years, the Kemess South mine has produced an average of 286,000 ounces of gold and 75.5 million pounds of copper per year. After record metal production in 2006, production declined to 245,631 ounces of gold and 68.1 million pounds of copper in 2007. Production from Kemess in 2008 is forecast to be 243,000 ounces of gold and 64.4 million pounds of copper and is scheduled to decline in future years as the mine progresses towards the end of its current reserve life in the fourth quarter of 2010.

          A commonly used performance metric in the gold mining industry is the net cash cost to produce an ounce of gold (see non-GAAP measures on page 27). This metric is calculated by subtracting the net by-product revenues from non-gold metals from the actual cash cost of production. Over the past two years, the Canadian dollar has strengthened steadily relative to the US dollar, achieving parity in the fourth quarter of 2007, and the costs of a variety of mining and milling inputs such as diesel fuel, steel grinding balls and labour have escalated dramatically primarily as a result of the worldwide boom in the mining and commodities sector. In isolation, these cost increases would have had an adverse effect on Kemess’ US dollar denominated net cash cost per ounce. However, in 2007 and 2006, the net cash cost of production has been positively influenced by dramatically higher copper and silver prices, which have increased the size of the by-product credit and dramatically reduced the net cash cost of gold production. The net cash cost of gold production at Kemess for 2007 continued to be negative after dropping below zero for the first time in 2006.

16      Northgate Annual Report | 2007

          In 2007, Northgate reported earnings before income taxes of $33,399,000, which was significantly lower than the pre-tax earnings figure of $123,595,000 reported in 2006. The decrease was due to several factors, including a non-cash write-down of Kemess North, lower production levels at Kemess South and expanding exploration activity at the Young-Davidson property.

Key Performance Indicators

A summary of the key performance indicators for the past two years is shown in the table below.

Thousands of dollars, except foreign exchange rate, per share, per ounce and per pound amounts	2007	2006

Revenue	$337,546	$411,313
Net earnings before income taxes	33,399	123,595
Net earnings for the year	39,425	106,742
Per basic common share	0.16	0.50
Per diluted common share	0.15	0.48

Total assets	634,589	515,631
Long-term liabilities	63,978	43,421

Metal production
Gold (ounces)	245,631	310,296
Copper (thousands pounds)	68,129	81,209
Metal Prices
Gold (London Bullion Market – $per ounce)	697	604
Copper (London Metal Exchange Cash – $per pound)	3.23	3.05

Foreign exchange rate (US$/CDN$)	0.93	0.88
Net cash cost ($per ounce) [1]	(22)	(56)

[1]

The net cash cost of production per ounce of gold is calculated by subtracting the net by-product revenue from non-gold metals from total site operating costs (including royalties and all waste stripping costs) and dividing this amount by the number of gold ounces contained in concentrate produced.

Gold and Copper Markets

The gold price (US$ per troy ounce) on the London Bullion Market (“LBM”) made strong gains in 2007 largely as a result of continued US dollar weakness. The gold price traded in the $630 to $700 per ounce range for the first eight months of the year until concerns of the sub-prime mortgage situation in the United States in August and September ignited a rally in gold that took the price through the $800 per ounce level by early November for the first time in almost 28 years. The gold price finished the year at $837 per ounce and sentiment continued to be bullish as credit market turmoil in the United States continued to worsen and the prospects of a profound global economic slowdown increased. From the perspective of Canadian gold producers like Northgate, the final months of 2007 and the early months of 2008 marked another significant period of profit margin expansion, as the US dollar price of gold increased dramatically without an offsetting decline in the value of the US dollar.

          In the early days of 2007, copper prices dropped to a low of $2.37 per pound on the London Metal Exchange (“LME”); however, in much the same way as they did in 2006, prices recovered dramatically to the $3.50 per pound level in the second quarter as optimism over strong demand from China and continuing production disruptions in various areas of the world reignited a market where official stocks were still very low by historic standards. In the final two months of 2007, fund sentiment turned against copper as adverse news out of the United States concerning the housing construction sector and the US economy in general drove prices down to $2.86 at year end. However, for the third year in a row, prices in the early part of 2008 soared, as concerns about falling copper inventories pushed prices higher in spite of the mounting negative news on the US economy.

          On the supply side of the copper market, 2007 saw the delay or cancellation of several Greenfield copper mining projects as a result of dramatically higher capital costs, which destroyed project rates of return or permitting roadblocks. Therefore, while there are several mine expansion projects still moving ahead, the long-term copper supply picture continues to look constrained and this factor, combined with significantly higher operating costs, should cause copper prices to remain above the historic average for the foreseeable future.

          Northgate’s Kemess South mine produces a gold-copper concentrate, which is shipped to Xstrata Canada Corporation’s Horne smelter in Rouyn-Noranda, Quebec, for smelting and refining. During 2007, annual terms for the processing of concentrates decreased significantly to $60 per tonne of concentrate and $0.06 per pound of copper ($60/6.0) from $95/9.5 in 2006. In 2006, the annual terms included a price participation arrangement that required Northgate to pay an additional processing fee equal to 10% of the difference between the prevailing copper price in the month of settlement and $0.90 per pound. This price participation fee was eliminated in 2007. Smelting and refining terms for copper concentrates have been declining over the last three years as a result of strong demand for copper concentrates from recently constructed copper smelters in developing nations such as China and India. These market pressures continued in 2008 leading to the settlement of annual terms at $45/4.5 with no price participation fee.

17      Northgate Annual Report | 2007

Results of Operations

For the year ended December 31, 2007, Northgate recorded consolidated net earnings of $39,425,000 or $0.15 per diluted common share compared with net earnings of $106,742,000 or $0.48 per diluted common share in 2006. Earnings in 2007 included a non-cash write-down of the carrying value of mineral properties of $31,815,000. Management’s decision to write down the properties was based on the recommendation from the Joint Federal-Provincial Environmental Review Panel (the “Panel”), which recommended that the Kemess North project not be permitted to proceed. Per share data is based on the weighted average diluted number of shares outstanding of 255,257,756 and 222,892,929 in 2007 and 2006, respectively.

          The balance of this section contains a detailed discussion of the factors contributing to Northgate’s financial results for the past two years

Kemess South Mine Performance

Gold and copper production in 2007 declined from the record levels in 2006 due to lower grades of ore mined. Mining activities in 2007 focused on hypogene and supergene ore in the western region of the Kemess South open pit and will continue in this region during 2008 before moving back into the eastern region of the pit in the second half of 2009 and 2010. A more detailed summary of Kemess South operations for the past two years is shown in the table below.

(100% of production basis)	2007	2006

Ore plus waste mined (tonnes)	42,025,404	43,045,348
Ore mined (tonnes)	17,060,785	17,219,143
Stripping ratio (waste/ore)	1.46	1.50
Ore milled (tonnes)	17,802,317	18,233,978
Ore milled per day (tonnes)	48,773	49,956
Gold grade (grams per metric tonne)	0.627	0.763
Copper grade (%)	0.214	0.244
Gold recovery (%)	68	69
Copper recovery (%)	81	83
Gold production (ounces)	245,631	310,296
Copper production (thousands pounds)	68,129	81,209

          Tonnes of ore and waste mined from the open pit have been steady over the past two years, but are forecast to decline in future years as waste stripping declines dramatically towards the end of the Kemess South mine life. Total ore and waste mined in 2008 is expected to be 37 million tonnes declining to only 30 million tonnes in 2009. The unit cost for mining in 2007 increased to CDN$1.76 per tonne compared with CDN$1.49 per tonne in 2006. The unit cost increase was primarily the result of increased haul distances related to the deepening of the open pit, increased prices for diesel fuel, and increased maintenance costs for mobile equipment.

          Mill throughput at Kemess in 2007 was down slightly from 2006 as a result of minor differences in the hardness of the ore milled from year to year. Mill availability continued to be excellent in 2007, registering 91% for the second year in a row.

          Average gold and copper recoveries in 2007 were 68% and 81%, respectively, compared with 69% and 83% recorded in 2006. The slight decline in metal recoveries was the result of the lower grade ore milled during the year. Metal recoveries in 2008 are expected to be equivalent to the 2007 figures.

          The average unit cost of production at Kemess in 2007 was CDN$13.18 per tonne milled, which was 10% lower than the CDN$14.48 per tonne milled recorded in 2006. These unit costs include marketing costs of CDN$3.67 in 2007 and CDN$5.81 in 2006, comprised mainly of treatment and refining costs and concentrate transportation fees. Unit costs were lower in 2007 as a result of a dramatic decline in the treatment and refining costs for copper concentrate, which more than offset a 9% increase in site unit costs. The Kemess South mine’s net cash cost of production was negative $22 per ounce of gold produced in 2007 and negative $56 per ounce in 2006. The increased cost in 2007 was primarily attributable to lower copper and gold production and the stronger Canadian dollar, which was partially offset by higher copper prices.

18     Northgate Annual Report | 2007

          The Kemess South mine is forecast to produce 243,000 ounces of gold and 64.4 million pounds of copper during 2008, at a net cash cost of approximately $130 per ounce, net of copper by-product credits calculated at a price of $3.00 per pound using an exchange rate of US$/CDN$1.00.

Financial Performance

Revenue: Total revenues for the year ended December 31, 2007, decreased to $337,546,000 from $411,313,000 in 2006. Revenues declined due to lower metal sales from Kemess South, which were only partially offset by higher metal prices. Metal sales in 2007 consisted of 259,182 ounces of gold and 69,698,000 pounds of copper compared with 305,107 ounces of gold and 80,019,000 pounds of copper in 2006. Sales of gold and copper in 2007 were approximately 15% and 13% lower, respectively, than they were in 2006 due to the decrease in metal production that occurred as lower grade ore was mined. Realized metal prices for metal sales during the past two years are shown in the following table.

	2007	2006

Gold sales (ounces)	259,182	305,107
Copper sales (thousands pounds)	69,698	80,019
Realized gold price ($ per ounce)	594	534
Realized copper price ($ per pound)	3.11	2.95

          Northgate’s realized prices for gold over the past two years have differed from the average LBM prices in each year, as a result of the amortization of forward sales contracts that were put in place in 2001 as part of a debt financing. In 2007, Northgate settled its remaining forward sales contracts for 60,000 ounces at a cost of $22,559,000 of which $2,975,000 was payable at December 31, 2007. In 2006, Northgate settled forward sales contracts for 79,000 ounces that were originally scheduled for settlement in the second quarter of 2006 through 2007. The associated deferred hedging loss of $8,583,000 was reclassified to accumulated other comprehensive income in shareholders’ equity on January 1, 2007, and this amount was reclassified into earnings in 2007 when the sales associated with the forward contracts occurred. As a result of Northgate’s hedging activities, its realized prices for gold during 2007 and 2006 was lower than the LBM average for these periods by $111 and $70 per ounce, respectively.

          Northgate realized an average price of $3.11 per pound for its copper sales in 2007 compared to $2.95 per pound in the prior year. The 2007 realized price for copper was slightly lower than the average price of copper on the LME as a result of forward sales contracts, which were entered into in 2006 to protect the Corporation’s 2007 copper production against a potential decline in copper prices. At December 31, 2007, a total volume of 12,050 metric tonnes (mt) of forward copper sales contracts at $3.30 per pound were still outstanding related to the 2007 price protection program.

          All of Northgate’s future gold production is unhedged and is fully exposed to future price movements. Northgate’s 2008 copper production is also unhedged; however, the Corporation has entered into forward copper sales contracts for 16,200 mt of copper that will be produced in the second half of 2009 and the first half of 2010. These contracts mature from November 2009 through October 2010 at an average price of $2.52 per pound and remained outstanding at the end of the year.

          All forward sales contracts are mark-to-market at the end of each quarter using LME closing prices for the relevant future contract months and the change in fair value is included in Northgate’s revenues. At December 31, 2007, this figure was a net unrealized loss of $4,965,000 (of which a net gain of $7,124,000 is included in concentrate settlements and other receivables and, for contracts expiring in 2009 and beyond, a net loss of $12,089,000 is included in other liabilities). At December 31, 2006, this figure was an unrealized gain of $15,488,000 (of which $11,854,000 was included in concentrate settlements and other receivables and, for contracts expiring in 2008, $3,634,000 was included in other assets).

          Cost of sales: Cost of sales in 2007 was $226,933,000 compared with $224,584,000 in 2006. The cost of sales increased only modestly in 2007, because the adverse affects of higher site operating costs and the strengthening Canadian dollar were almost entirely offset by reductions in concentrate treatment and refining charges.

          Administrative and general expenses: Administrative and general expenses totalled $10,461,000 in 2007 compared with $8,209,000 in 2006. Costs increased significantly in 2007 as a result of the expansion of Northgate’s head office staff in support of the Corporation’s growth initiatives, certain one-time legal and advisory costs and increased business development expenses.

19     Northgate Annual Report | 2007

          Depreciation and depletion: Depreciation and depletion expenses were $34,140,000 in 2007 compared with $35,591,000 in 2006. The slight decrease was the result of an increase in ore reserves in April 2007, reducing amortization rates for life of mine assets, which was only partially offset by additions to capital assets that occurred during 2007. Amortization of most of Northgate’s mineral property, plant and equipment is based on the unit-of-production method, as ore is mined from the Kemess South pit.

          Net interest income: Northgate recorded net interest income of $17,124,000 in 2007 compared to net interest income of $4,013,000 in 2006. The significant increase was the result of substantial growth in Northgate’s cash balances due to increased cash from operations. As a consequence of Northgate’s all cash acquisition of Perseverance, which closed in February 2008, interest income will be dramatically lower in 2008 than it was in 2007.

          Exploration: Exploration expenses during 2007 were $29,887,000 compared with only $11,449,000 in 2006. The threefold increase in total exploration expenses was a direct result of the advanced underground exploration program at the Young-Davidson property, which began in January. Total expenditures at Young-Davidson in 2007 were $25,175,000 compared to $7,716,000 in 2006. During 2007, Young-Davidson expenditures were split between surface based diamond drilling activities and underground ramp development and shaft dewatering. Northgate also devoted $3,369,000 (2006 – $2,574,000) to exploration activities within the Kemess camp.

          Other income: Other income recorded in 2007 primarily relates to the mark-to-market gain of $10,646,000 on Northgate’s option to acquire Perseverance’s portfolio of gold forward contracts from an Australian financial institution upon the close of the transaction. In 2006, other expenses primarily related to the settlement of the Jamestown case.

          Capital expenditures: Capital expenditures decreased to $13,825,000 in 2007 compared to $15,199,000 in 2006. Major capital expenditures in 2007 included $2,098,000 for several new pieces of mobile mining equipment and $8,708,000 for ongoing construction of the Kemess South tailings dam. Capital expenditures in 2007 also included $1,883,000 relating to Kemess North permitting activities. This amount was written off in the third quarter of the year after the Panel issued its negative recommendation on the project. Capital expenditures at Kemess in future years will be only a fraction of what they were in 2007, because construction of the tailings dam is largely complete and very few additions to plant and equipment are scheduled as Kemess South moves towards the end of its mine life in 2010.

          Future income tax recovery: Earnings in 2007 included a large non-cash future income tax recovery of $12,472,000 reflecting an increase in non-refundable exploration credits arising from the exploration spend at the Young-Davidson property and a release of a valuation allowance that had been set up against available tax losses related to BC mineral taxes.

Summary of Quarterly Results

The table below summarizes selected quarterly operating and financial results of the previous eight quarters. Northgate’s quarterly revenues have increased steadily in 2007 as a result of increasing copper and gold prices although past and future results do vary from quarter to quarter as a result of variations in metal production, which is a function of the ore grade being processed, and the throughput and recoveries achieved during processing.

(Thousands of dollars, except per share, per ounce and per pound amounts)	2007 Quarter Ended				2006 Quarter Ended

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Revenue	$95,599	$86,756	$80,878	$74,313	$118,239	$102,667	$105,348	$85,059
Earnings (loss) for the period	33,309	(11,937)	8,647	9,406	19,790	14,902	50,315	21,735
Earnings (loss) per share
Basic	$0.13	$(0.05)	$0.03	$0.04	$0.09	$0.07	$0.23	$0.10
Diluted	$0.13	$(0.05)	$0.03	$0.04	$0.09	$0.07	$0.22	$0.10
Metal Production
Gold (ounces)	41,467	70,055	65,999	68,110	81,746	74,789	76,127	77,634
Copper (thousands pounds)	16,766	18,822	14,839	17,702	21,254	19,602	18,071	22,282
Metal Prices
Gold (LBM – $ per ounce)	788	681	667	650	614	622	627	554
Copper (LME Cash – $ per pound)	3.26	3.50	3.47	2.69	3.21	3.48	3.27	2.24

          In 2007, metal production was higher in the first half of the year than in the second half of the year. In the fourth quarter of the year a significant crack developed in the main haul road necessitating the realignment of the road during November and December. During this period, the Kemess mill processed a variety of metallurgically challenging ores from surface stockpiles. The combination of high native copper supergene ore and harder lower grade hypogene ore was processed at a lower rate than expected due to a variety of weather-related issues and recoveries below management’s expectations.

20     Northgate Annual Report  |  2007

Liquidity and Capital Resources

Working capital: At December 31, 2007, Northgate had working capital of $235,739,000 compared with working capital of $297,957,000 at December 31, 2006. The decrease in working capital was mainly the result of a new short-term loan established with the same US investment bank, which structured and marketed Northgate’s auction rate security (“ARS”) investments. The proceeds of the loan have been invested in highly liquid investments, which can be accessed for short-term working capital requirements. Cash and cash equivalents at the end of 2007 amounted to $266,045,000 compared with $262,199,000 at the end of 2006. All cash and cash equivalents are invested in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments.

          Investments: Northgate maintains a portion of its investments in ARS, all of which were rated AAA at the time of purchase. ARS are long-term, floating rate securities that are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. Northgate’s ARS investments were originally structured and marketed by a major US investment bank. The investments in ARS represent interests in derivative product companies, which provide credit protection through the use of credit default swaps, and redundant reserve companies, which are engaged in reinsurance activities. All of Northgate’s ARS investments in redundant reserve companies are insured.

          Beginning in August 2007, a number of ARS auctions began to fail and Northgate is currently holding ARS with a par value of $72,600,000, which currently lack liquidity. The fair market value of Northgate’s ARS holdings at December 31, 2007 was $69,397,000 based on third party valuation models and management’s assessment of the financial strength of the companies involved. The fair value reflects a $3,203,000 adjustment to the original par value of $72,600,000. This adjustment was recorded into other comprehensive income as Northgate believes that the decline is temporary. All of Northgate’s ARS investments continue to make regular cash interest payments.

          Historically, given the liquidity created by the auction process, ARS were presented as current assets on Northgate’s balance sheet. Given the continued failure of these auctions and the uncertainty as to when liquidity will return, ARS have been reclassified as non-current assets.

          Credit rating agencies such as S&P, Moody’s and Fitch monitor the credit rating of bond insurer institutions (monoline insurers), some of which were insurers of a portion of the ARS held by Northgate. In late January, a number of bond insurers were downgraded by certain rating agencies, which in some cases resulted in a downgrade of the AAA securities insured by those institutions. Approximately 57% of Northgate’s ARS holdings are insured. All of Northgate’s uninsured securities continue to be rated AAA and Aaa, as applicable.

          If uncertainties in the credit and capital markets persist or Northgate experiences additional downgrades on its ARS holdings, Northgate may incur additional impairments, some of which may be judged to be other than temporary. Management believes that based on its cash and cash equivalents balance of $266,045,000 at December 31, 2007, and expected operating cash flows in 2008, the current liquidity issues concerning its ARS investments will not have a material impact on Northgate’s ability to carry on its business.

          The Corporation has no investments in asset backed commercial paper, mortgage backed securities or collateralized debt obligations.

          The balance of Northgate’s long-term investments comprises of equity investments in publicly-listed junior mining companies. These investments are carried on the balance sheet at fair value based on quoted bid prices.

          Outstanding indebtedness: At December 31, 2007, a short-term loan of $44,835,000 was outstanding. At December 31, 2007, capital lease obligations on mobile mining equipment totalled $2,549,000. Payments totalling $2,267,000 are scheduled to be made during 2008 and $282,000 in 2009.

          Acquisition of Perseverance: In connection with the acquisition of Perseverance, Northgate agreed to acquire all of Perseverance’s existing debt, gold forward contracts and guarantees from a major financial institution in Australia (the “Bank”). These arrangements were structured in such a way that they would be executed regardless of the outcome of the acquisition.

          On December 18, 2007, the Corporation, through an Australian subsidiary, acquired Perseverance’s debt from the Bank for cash consideration (in Australian dollars (A$)) of A$29,637,000 ($25,434,000). The debt acquired was comprised of the following:

21     Northgate Annual Report  |  2007

•	Lease Receivables totalling A$1,012,000. The lease and residual payments are due in the first quarter of 2008 and are included in other receivables.

•

Bridge Facility of A$25,000,000 of which two tranches totalling A$5,500,000 had been drawn. The tranches accrue interest daily at the Bank Bid Swap Rate (“BBSY”) published in the Australian Financial Review plus a margin of 4.5% and is payable at the tranches’ rollover date, at which point the principal is rolled over and the interest rate is reset. The facility has a maturity date of May 28, 2010.

•

Cash Advance Facility of A$23,125,000, which has been fully drawn, bearing interest daily at the BBSY rate plus a margin of 1.4% and is payable at the tranches’ rollover date, at which point the principal is rolled over and the interest rate is reset. The facility will be reduced to A$15,000,000 on May 28, 2009, and the remaining balance matures on May 28, 2010.

          Both the Bridge Facility and the Cash Advance Facility are secured by a fixed and floating charge over the assets of Perseverance’s subsidiaries, a mining tenement mortgage over tenements held by a subsidiary of Perseverance, and guarantees by Perseverance and all its subsidiaries. As at December 31, 2007, other receivables included the lease receivables of $888,000. The amounts outstanding under the Bridge and Cash Advance Facilities total $25,117,000 and are included in long-term receivables.

          With respect to the Perseverance gold forward contracts, Northgate is required to acquire the contracts on the earlier of the completion of the acquisition or June 30, 2008, for a maximum purchase price of A$50,568,000 ($43,397,000). If Northgate elects to exercise its option to acquire the contracts on an earlier date, the purchase price is reduced by an interest rate factor as prescribed. The Bank also has the right to require Northgate to acquire the contracts at the maximum price less the prescribed interest factor if the acquisition does not proceed. The Corporation has determined that the arrangement is a derivative instrument and has recognized it at fair value. The fair value of this derivative instrument, based primarily on the value of the underlying forward contracts at December 31, 2007, resulted in a mark-to-market gain of $10,646,000, which was recorded in the balance sheet as other assets and in net earnings as other income.

          On February 18, 2008, the transaction closed and a total of A$230,200,000 ($210,300,000) was paid to Perseverance securityholders.

          Stand-By Letter of Credit (“SBLC”): In connection with the acquisition of Perseverance, Northgate was required to pledge A$109,400,000 of cash and short-term deposits in a SBLC. A portion of the SBLC was released upon payment of the consideration for the debt instruments noted above. As at December 31, 2007, the remaining SBLC of A$58,700,000 was held as a pledge against Perseverance’s gold forward contracts and certain bank guarantees. Subsequent to year-end, the gold forward contracts were acquired for A$49,307,000 ($45,550,000) and the guarantees were cash collateralized by Northgate for A$8,020,000 ($7,434,000). Consequently, the SBLC was reduced to $100,000.

          Cash flow from operations: In 2007, cash flow from operations of $125,285,000 was lower than it was in 2006 ($146,612,000) due to lower metal production from the Kemess mine. In 2007, the principal use for cash was the acquisition of Perseverance debt, establishing a SBLC to effectuate the Perseverance acquisition, purchasing investments and increased exploration costs at the Young-Davidson property. In addition, cash was used for additions to mineral property, plant and equipment and the ongoing construction of the tailings impoundment facility.

          Based on planned production levels, estimated gold and copper prices and the forecasted US$/CDN$ exchange rate, it is anticipated that existing cash reserves and 2008 cash flow from operations will sufficiently fund planned capital expenditures at Northgate’s three operating mines, estimated exploration expenditures at its Canadian and Australian properties and capital lease obligations as they become due.

          Shareholders’ equity: Shareholders’ equity was $486,776,000 at December 31, 2007, compared with $447,748,000 at December 31, 2006. The increase was attributable to Northgate’s earnings in 2007, the issuance of 575,620 common shares upon the exercise of employee stock options and the issuance of 177,209 common shares pursuant to the Employee Share Purchase Plan (“ESPP”).

          Northgate’s preferred share capital consists of 100,000,000,000,000 Class A preferred shares without par value, of which 100,000,000,000 have been designated Series 1 and 100,000,000,000 have been designated Series 2, and 100,000,000,000,000 Class B preferred shares. No preferred shares are issued. Northgate’s common share capital consists of 100,000,000,000,000 common shares, of which 254,452,862 were issued and outstanding at December 31, 2007 (2006 – 253,700,033). As of the date of the MD&A, a total of 255,174,387 common shares were issued and outstanding.

          All unexercised common share purchase warrants expired on December 28, 2006. No further share purchase warrants were issued in 2007.

22     Northgate Annual Report  |  2007

          Northgate has a stock option plan, which allows the Corporation to issue a total of 14,000,000 shares to directors, officers, employees and service providers. At December 31, 2007, 5,196,600 options were granted and outstanding under the plan, and of this total, 2,758,900 were exercisable at a weighted average exercise price of CDN$2.36 per share. As of the date of the MD&A, a total of 5,963,800 options were granted and outstanding under the plan.

Environmental Management

Northgate is committed to maintaining effective environmental management systems at each of its mining operations and exploration projects.

          With respect to future site reclamation and closure costs, Northgate regularly updates its estimate of future expenditures. For the Kemess South mine, the provision at December 31, 2007 for site closure and reclamation is $48,634,000. This estimate is based on available information, including preliminary closure plans, alternatives and applicable regulations. For the Young-Davidson property, the estimated cost of reclaiming the site after advanced exploration activities cease is $486,000.

          At December 31, 2007, Northgate had posted a CDN$16.9 million bond, held in trust by the Government of British Columbia and another CDN$0.5 million bond, held in trust by the Government of Ontario, against these future environmental obligations. The amount of the Kemess South closure bond will be increased on December 31 of each future year until the amount of the bond reaches CDN$18.8 million by the end of the Kemess South mine life in 2010.

Human Resources

Northgate’s success is in great part dependent on recruiting and retaining a competent, professional workforce at the Kemess South mine and the Young-Davidson property. To motivate and maintain this workforce, Northgate offers a challenging and rewarding work environment, as well as a competitive compensation program comprised of salary and benefits. Northgate also maintains a staff development and succession program for its key executive and operational management positions.

          As part of its compensation program, Northgate has a share option plan designed to align the interests of key employees to those of its shareholders. At December 31, 2007, 5,196,600 options were outstanding under the plan. Options vest over a four-year period and have a seven-year life to encourage employees to take a long-term view toward creating shareholder value. Northgate also offers an ESPP, which is available to all full-time employees of the Corporation. Under the terms of the ESPP, full-time employees can buy treasury shares up to 5% of their base salary at the current market price and Northgate will contribute additional shares equal to 50% of the employees’ contribution.

          Hourly employees at the Kemess South mine are members of the International Union of Operating Engineers (Local 115). On December 31, 2007, the current three-year collective bargaining agreement at Kemess expired. Negotiations to reach a new three-year agreement continued in early 2008 and on February 14‚ 2008, a new tentative agreement was reached, but was subsequently voted down by the members. A revised tentative agreement was reached on March 14, 2008 with the help of a mediator and a ratification vote is scheduled to take place between March 17 to April 8.

Contractual Obligations and Commitments

Northgate had the following contractual obligations and commitments as at December 31, 2007.

($ millions)	1 Year	2 – 3 Years	4 – 5 Years	Total

Capital lease obligations	2,267	282	—	2,549
Operating leases	648	486	—	1,134
Closure bonding requirement	1,012	810	—	1,822

          Northgate has a multi-year agreement with Xstrata Canada Corporation for the shipment and sale of Kemess gold-copper concentrate. Under the terms of the agreement, treatment and refining charges are adjusted annually based on prevailing world terms, which have been settled at $45/4.5 with no price participation fee for 2008.

          Northgate’s interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced.

          In June 2006, Northgate entered into a Cooperation Agreement with the Tse Keh Nay (3 Nations) related to the operation of the existing Kemess South mine. Northgate will provide funding to benefit the Tse Keh Nay member communities in the amount of CDN$1,000,000 per year over the remaining Kemess South mine life.

          Northgate has a commitment to reclaim the land occupied by the Kemess South mining and milling complex once activities there have ceased. The undiscounted costs for reclamation are currently estimated at $53.1 million and is scheduled to begin in 2010 when current reserves are scheduled to be depleted. At December 31, 2007, Northgate had $48.6 million accrued for these obligations. Northgate also has a commitment to reclaim the Young-Davidson property after completion of the advanced exploration phase. The undiscounted costs for reclamation are currently estimated at $0.5 million.

23     Northgate Annual Report  | 2007

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Corporation in reports filed with or submitted to various securities regulators is recorded, processed, summarized and reported within the time periods specified. This information is gathered and reported to the Corporation’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), so that timely decisions can be made regarding disclosure.

          The Corporation’s management, under the supervision of, and with the participation of, the CEO and CFO, have designed and evaluated the Corporation’s disclosure controls and procedures, as required in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on this evaluation, the CEO and CFO have concluded that, as of the end of the period covered by this report, the Corporation’s disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

The Corporation’s management is responsible for designing, establishing and maintaining adequate internal control over financial reporting (“ICOFR”). ICOFR is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Corporation’s consolidated financial statements in accordance with Canadian GAAP. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Corporation; and,

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the annual financial statements or interim financial statements.

          Management is responsible for establishing and maintaining internal controls over financial reporting and has designed such controls to ensure that the required objectives of these internal controls have been met.

          The Corporation continually reviews and enhances its systems of controls and procedures. However, because of the inherent limitations in all control systems, management acknowledges that ICOFR will not prevent or detect all misstatements due to error or fraud.

Changes in Internal Control Over Financial Reporting

There were no changes during 2007 in ICOFR that have materially affected, or are reasonably likely to materially affect ICOFR.

Risks and Uncertainties

Commodity Prices, Foreign Exchange and Interest Rates

Northgate’s future revenues are dependent on the prices of gold and copper on world markets, the level of treatment and refining, and price participation charges that custom smelters charge for processing concentrate, in addition to the rail, truck and ocean freight rates associated with getting its concentrate to market. These prices and charges can vary significantly from year-to-year and affect Northgate’s revenue and earnings. Operating costs at the Kemess South mine site are largely denominated in Canadian dollars and, as a result, the US dollar earnings will be directly affected by fluctuations in the US$/CDN$ exchange rate to the extent that these costs are not hedged with foreign currency instruments. Fluctuations in interest rates can affect Northgate’s results of operations and cash flows. Loans and cash balances are subject to variable interest rates while capital lease agreements are subject to fixed interest rates.

24     Northgate Annual Report  | 2007

          The following table shows the approximate impact on Northgate’s 2008 earnings before tax and operating cash flow of variations in commodity prices and exchange rates, based on the projected production at the Kemess South, Fosterville and Stawell mines in 2008, if the change was to remain in effect for the full year. These impacts include the effect of copper derivatives that Northgate had entered into as of December 31, 2007.

	Change	Annual Earnings and Cash Flow Impact (millions)

Gold price	$10 per ounce	$4.3
Copper price	$0.05 per pound	$1.6
US$/CDN$ exchange rate	$0.02	$5.0
US$/A$ exchange rate	$0.02	$3.8

Uncertainty of Ore Reserves and Mineral Resources

Although Northgate has carefully prepared the mineral reserves and resources figures included herein and believe that the methods of estimating mineral reserves and resources have been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated levels of recovery of gold and copper will be realized. The ore grade actually recovered by Northgate may differ from the estimated grades of the reserves and mineral resources. Such figures have been determined based upon assumed gold and copper prices and operating costs. Market price fluctuations of gold and copper, as well as increased production costs or reduced recovery rates may negatively impact the economic viability of reserves containing low grades of mineralization and may ultimately result in a restatement of reserves. Short-term factors that can impact the ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

          Mineral resources estimated for properties that have not commenced production are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such estimates may require revision as more drilling information becomes available or as actual production experience is gained.

Mining Risks and Insurance

The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geotechnical occurrences, and changes in the regulatory environment. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Northgate carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate, but which may not provide adequate coverage in certain unforeseen circumstances. However, Northgate may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure, because of high premium costs or other reasons. Northgate may also become subject to liabilities, which exceed policy limits. In such case, Northgate may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Legal

Northgate is subject to various legal claims, judgments, potential claims and complaints, including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While Northgate believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse effect on its financial condition, there is a risk that if such decisions are determined adversely to Northgate, they could have a material adverse effect on its profitability.

Regulatory

Northgate’s mining operations and exploration activities are subject to extensive Canadian federal and provincial regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety, relationships with First Nations and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, construction, operating and closing mines and other facilities. Northgate believes that it is in substantial compliance with all current laws and regulations. However, such laws and regulations are subject to constant change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on Northgate, cause a reduction in levels of production and delay or prevent the development of new mining properties.

25     Northgate Annual Report | 2007

Access to Capital

To fund its growth, Northgate is often dependent on securing the necessary capital through debt or equity financings. The availability of this capital is subject to general economic conditions and lender and investor interest in Northgate and its projects. To increase its access to capital, Northgate maintains relationships with key financial participants and has an active investor relations program in order to inform institutional and retail investors and other stakeholders.

Labour and Strikes

Northgate is dependent upon its workforce to extract and process minerals. The Kemess South mine has programs to recruit and train the necessary manpower for the operation, but the mine’s output may be affected by strikes, lockouts and other work stoppages at and around the Kemess operation.

Critical Accounting Estimates

Northgate’s accounting policies are described in note 2 to the consolidated financial statements. These consolidated financial statements are prepared in accordance with Canadian GAAP, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate’s consolidated financial statements and the uncertainties inherent within them.

Revenue Recognition

Northgate recognizes revenue from the sale of its concentrate upon transfer of title and delivery, which usually occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting cost capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. The determination of site closure and reclamation costs requires assumptions with respect to future expected costs, discount rates and inflation rates, changes in which can materially affect the recognized amount of the liability.

Mineral Property Costs

Northgate records mineral property acquisition and mine development at cost. A significant portion of Northgate’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan reducing the amount of reserves expected to be recovered, Northgate could be required to write down the recorded value of its mineral property, plant and equipment, or could be required to increase the amount of future depreciation, depletion and amortization expenses, both of which would reduce Northgate’s earnings and net assets.

26     Northgate Annual Report | 2007

          In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.

          If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate’s earnings and net assets.

Valuation Allowance

Northgate recognizes future tax assets associated with tax loss carry forwards and other tax deductions only if it is more likely than not that the related benefits will be realized in the future. The evaluation of whether future tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a future income tax asset. In future years, if Northgate determines it is no longer more likely than not that the benefit of its future tax assets will be realized, it would be required to set up a valuation allowance with a corresponding future income tax expense in results from operations.

Future Changes in Accounting Policies

Financial Instruments

The Canadian Institute of Chartered Accountants (“CICA”) has issued four new standards that apply to Northgate and will come into effect in fiscal 2008: Financial Instruments – Presentation; Financial Instruments – Disclosure; Hedges; Capital Disclosures; and Inventory. Adoption of these new standards is not expected to materially impact the consolidated financial statements of Northgate, but will result in more extensive disclosure.

Non-GAAP Measures

Northgate has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.

          A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown below.

Thousands of dollars, except per ounce amounts	2007	2006

Gold production (ounces)	245,631	310,296

Cost of sales	$226,933	$224,584
Change in inventories and other	(8,616)	7,836
Gross copper and silver revenue	(223,721)	(249,699)

Total cash cost	$(5,404)	$(17,279)

Cash cost per ounce	$(22)	$(56)

27     Northgate Annual Report | 2007

Management’s Responsibility for
Financial Reporting

The accompanying consolidated financial statements are the responsibility of management, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and, where appropriate, reflect management’s best estimates and judgment based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

          The Corporation has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

          The Board of Directors of the Corporation (the “Board”) is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying Management’s Discussion and Analysis (“MD&A”). The Board carries out this responsibility principally through its Audit Committee.

          The Audit Committee is appointed by the Board and none of its members are affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, MD&A and the external auditors’ report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

          The consolidated financial statements of the Corporation have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Kenneth G. Stowe	Jon A. Douglas
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

February 18, 2008

28     Northgate Annual Report | 2007

Auditors’ Report to the Shareholders

To the Shareholders of Northgate Minerals Corporation,

We have audited the consolidated balance sheets of Northgate Minerals Corporation (the Corporation) as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive income, changes in shareholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada

February 18, 2008

29     Northgate Annual Report | 2007

Consolidated Balance Sheets

As at December 31
Thousands of US dollars	2007	2006

Assets
Current Assets
Cash and cash equivalents	$266,045	$262,199
Concentrate settlements and other receivables	17,101	17,960
Inventories (note 5)	35,234	26,208
Future income tax asset (note 13)	1,194	7,469
Deferred hedging loss (note 3)	—	8,583

	319,574	322,419
Other assets (note 6)	80,181	27,622
Long term receivables (note 4)	25,117	—
Deferred acquisition costs (note 4)	1,799	—
Future income tax asset (note 13)	16,507	6,291
Mineral property, plant and equipment (note 7)	121,337	159,299
Investments (note 8)	70,074	—

	$634,589	$515,631

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$35,861	$22,023
Short term loan (note 9)	44,835	—
Current portion of capital lease obligations (note 10)	2,267	2,439
Future income tax liability (note 13)	872	—

	83,835	24,462
Capital lease obligations (note 10)	282	2,586
Other long-term liabilities (note 15(A))	12,089	—
Provision for site closure and reclamation obligations (note 11)	49,120	28,197
Future income tax liability (note 13)	2,487	12,638

	147,813	67,883
Shareholders’ Equity (note 12)
Common shares	309,455	307,914
Contributed surplus	3,940	2,596
Accumulated other comprehensive income (note 3)	(3,282)	—
Retained earnings	176,663	137,238

	486,776	447,748

	$634,589	$515,631

Commitments and contingencies (notes 4, 10 and 16)
Subsequent events (notes 4 and 8)
The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Patrick D. Downey, Director	Terrence A. Lyons, Director

30     Northgate Annual Report | 2007

Consolidated Statements of Operations and Comprehensive Income

Years ended December 31
Thousands of US dollars, except share and per share amounts	2007	2006

Revenue	$337,546	$411,313

Cost of sales	226,933	224,584
Administrative and general	10,461	8,209
Depreciation and depletion	34,140	35,591
Net interest income	(17,124)	(4,013)
Exploration	29,887	11,449
Currency translation loss (gain)	(6,704)	1,922
Accretion of site closure and reclamation costs	2,559	1,553
Writedown of mineral property (note 7)	31,815	—
Other expense (income) (note 4 and 16)	(7,820)	8,423

	304,147	287,718

Earnings before income taxes	33,399	123,595
Income tax recovery (expense) (note 13)
Current	(6,446)	(5,406)
Future	12,472	(11,447)

	6,026	(16,853)

Net earnings	$39,425	$106,742

Other comprehensive income
Reclassification of net realized gains on
available for sale securities to net earnings	(315)	—
Unrealized loss on available for sale securities	(3,296)	—
Reclassification of deferred losses on gold forward contracts
to net earnings, net of tax of $9,843	19,005	—

	15,394	—

Comprehensive income	$54,819	$106,742

Net earnings per share
Basic	$0.16	$0.50
Diluted	$0.15	$0.48
Weighted average shares outstanding
Basic	254,166,789	215,609,932
Diluted	255,257,756	222,892,929

The accompanying notes form an integral part of these consolidated financial statements.

31     Northgate Annual Report | 2007

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31, 2007 and 2006 Thousands of US dollars, except share amounts	Number of Common Shares	Common Shares Amount	Share Purchase Warrants	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total

Balance at December 31, 2005	214,011,246	$195,565	$8,715	$1,657	$30,496	$—	$236,433

Shares issued under
employee share purchase plan	145,551	304	—	—	—	—	304

Shares issued on exercise of
share purchase warrants	38,222,756	108,898	(8,715)	14	—	—	100,197

Shares issued on
exercise of options	1,320,480	2,995	—	(936)	—	—	2,059

Stock-based compensation	—	152	—	1,861	—	—	2,013

Net earnings	—	—	—	—	106,742	—	106,742

Balance at December 31, 2006	253,700,033	$307,914	$—	$2,596	$137,238	$—	$447,748

Transitional adjustment
on adoption of financial
instruments (note 3)	—	—	—	—	—	(18,676)	(18,676)

Shares issued under
employee share purchase plan	177,209	367	—	—	—	—	367

Shares issued on
exercise of options	575,620	991	—	(302)	—	—	689

Stock-based compensation	—	183	—	1,646	—	—	1,829

Net earnings	—	—	—	—	39,425	—	39,425

Other comprehensive income	—	—	—	—	—	15,394	15,394

Balance at December 31, 2007	254,452,862	$309,455	$—	$3,940	$176,663	$(3,282)	$486,776

The accompanying notes form an integral part of these consolidated financial statements.

32     Northgate Annual Report | 2007

Consolidated Statements of Cash Flows

Years ended December 31 Thousands of US dollars	2007	2006

Operating activities:
Net earnings for the year	$39,425	$106,742
Non-cash items:
Depreciation and depletion	34,140	35,591
Unrealized currency translation losses (gains)	1,362	(22)
Unrealized gain on hedge option	(10,646)	—
Accretion of site closure and reclamation costs	2,559	1,553
Amortization of hedging losses	28,848	21,375
Amortization of deferred charges	214	562
Stock-based compensation	1,829	2,014
Future income tax expense (recovery)	(12,472)	11,447
Change in fair value of forward contracts	22,746	(16,619)
Writedown of mineral property	31,815	—
Gain on sale of investments	(315)	—
Changes in operating working capital and other:
Concentrate settlements and other receivables	(3,099)	13,154
Inventories	(1,860)	(4,661)
Accounts payable and accrued liabilities	10,874	3,222
Settlement of forward contracts	(19,584)	(25,397)
Reclamation costs paid	(551)	(2,349)

	125,285	146,612

Investing activities:
Purchase of other assets	(51,000)	(1,845)
Purchase of mineral property, plant and equipment	(13,825)	(15,199)
Deferred costs paid	(1,673)	—
Acquisition of receivables (note 4)	(25,434)	—
Purchase of investments	(72,922)	—

	(164,854)	(17,044)

Financing activities:
Repayment of capital lease obligation	(2,476)	(6,870)
Financing from credit facility	44,835	—
Repayment of long-term debt	—	(13,700)
Issuance of common shares	1,056	102,562

	43,415	81,992

Increase in cash and cash equivalents	3,846	211,560
Cash and cash equivalents, beginning of year	262,199	50,639

Cash and cash equivalents, end of year	$266,045	$262,199

Supplementary information
Cash paid during the year for:
Interest	$482	$1,006
Income taxes	—	484

The accompanying notes form an integral part of these consolidated financial statements.

33     Northgate Annual Report | 2007

Notes to Consolidated Financial Statements

Years ended December 31, 2007 and 2006

All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts.

Note 1	Nature of Operations

Northgate Minerals Corporation (“Northgate” or the “Corporation”) is engaged in gold and copper mining and related activities including exploration, development and processing. The Corporation’s principal assets are its 100% interest in the Kemess South mine and the Young-Davidson property.

Note 2	Significant Accounting Policies

A. Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian GAAP.

          The consolidated financial statements include the accounts of the Corporation and its subsidiary companies and divisions. All material inter-company and inter-divisional balances and transactions have been eliminated.

          Except as otherwise noted, these financial statements are expressed in United States dollars. The US$/CDN$ exchange rate as at December 31, 2007, was $1.01 (2006 – $0.86) and the average rate for the year ended December 31, 2007, was $0.93 (2006 – $0.88).

B. Cash Equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at the time of acquisition that are readily convertible to specified amounts of cash.

C. Long-Term Investments and Receivables

Long-term investments may be designated as available for sale or loans and receivables as appropriate. Available for sale investments are measured at fair value in the balance sheet with fair value adjustments charged to other comprehensive income. Loans and receivables are carried at amortized cost. A charge to earnings will be recorded when an impairment in the value of any investment or receivable is determined to be other than temporary.

D. Inventories

Concentrate inventory is recorded at the lower of production costs on a first-in, first-out basis, and net realizable value. Stockpiled ore and any work-in-process inventories are valued at the lower of average production costs or net realizable value. Production costs include costs related to mining, crushing, mill processing, as well as depreciation on production assets and certain allocations of mine-site overhead expenses attributable to the manufacturing process, as applicable. Supplies inventory, which includes the costs of consumables used continuously in operations, such as fuel, grinding media, chemicals and spare parts, is recorded at the lower of average cost or replacement cost.

          Stockpiled ore not expected to be milled in the next year is classified as long-term in other assets.

E. Mineral Property, Plant and Equipment

Mineral property acquisition and mine development costs are deferred on a property-by-property basis and amortized using the unit-of-production method based on estimated proven and probable recoverable reserves.

          Plant and equipment is stated at cost less accumulated depreciation. Certain mining and milling assets are amortized using the unit-of-production method based on estimated proven and probable recoverable reserves expected to be processed through the mill. Amortization for all other equipment is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from three to seven years. Replacements and major improvements are capitalized.

          Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred on a project-by-project basis. Exploration expenditures on properties not sufficiently advanced to identify their development potential are expensed as incurred.

34     Northgate Annual Report | 2007

F. Impairment of Long-Lived Assets

The Corporation tests for impairment of long-lived assets, such as mineral property, plant and equipment, when events or circumstances indicate that impairment exists. Long-lived assets are impaired if the undiscounted cash flows expected to be earned from their use is less than their carrying amount, at which time long-lived assets are written down to their fair value.

G. Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. The Corporation recognizes all statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred and a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. Upward revisions in the amount of undiscounted cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was incurred. The asset retirement cost is amortized to operations over the life of the asset.

H. Revenue Recognition

The Corporation recognizes revenue from the sale of its concentrate upon transfer of title and delivery, which usually occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

I. Reporting Currency & Foreign Currency Translation

The Corporation’s primary currency of measurement and display is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period. Gains and losses on translation are included in results from operations for the period.

J. Stock-Based Compensation

The Corporation measures stock-based compensation related to stock options granted to directors, employees and non-employees at fair value and recognizes the compensation expense for options expected to vest over the vesting period, with a corresponding credit to contributed surplus.

          Any consideration paid by directors, employees and non-employees on the exercise of stock options is credited to share capital, together with the proportionate share of related stock-based compensation originally recorded in contributed surplus. Compensation costs associated with the Corporation’s Employee Share Purchase Plan (“ESPP”) are recognized based on the fair value of the shares that the Corporation is required to contribute on the date they are issued.

K. Future Income Taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

35     Northgate Annual Report | 2007

L. Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, receivables from sales of concentrate, values of concentrate in inventory and in transit, valuation of investments, site closure and reclamation obligations, impairment of long-lived assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual results could differ from those estimates.

M. Earnings per Share

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The Corporation uses the treasury stock method to compute the dilutive effects of stock options and warrants. Under the treasury stock method, the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the stock options and warrants.

N. Derivative Financial Instruments

The Corporation may utilize derivative financial instruments to reduce cash flow risk relating to gold and copper sales and foreign currency risk on Canadian dollar operating costs.

          The Corporation recognizes derivative financial instruments on a mark-to-market basis with changes in fair value recognized in net earnings for the period, unless the instrument qualifies for hedge accounting. For instruments to which hedge accounting is applied, the Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

          Gains and losses on forward sales contracts used to hedge anticipated future sales and which qualify for hedge accounting are recognized as an adjustment to the revenues when the sales occur. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments, which qualify for hedge accounting, used to hedge anticipated Canadian dollar denominated operating costs, are recognized as an adjustment to those costs when the contracts are settled.

Note 3	Accounting Changes

On January 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges. These new standards resulted in changes in the accounting for financial instruments, hedges and available for sale investments as well as recognition of certain transitional adjustments that have been recorded for gold forward contracts and available for sale investments. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described as follows:

Comprehensive Income

Section 1530 establishes standards for reporting and presenting comprehensive income. Comprehensive income, composed of net earnings and other comprehensive income, is defined as the change in shareholders’ equity from transactions and other events from non-owner sources. Other comprehensive income for the Corporation includes unrealized gains and losses on available for sale securities and changes in the fair market value of derivatives designated as cash flow hedges, all net of related income taxes. The components of comprehensive income are disclosed in the consolidated statement of operations and comprehensive income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category in shareholders’ equity. Upon adoption of this standard, an adjustment to AOCI of $18,676,000 was recognized and as at December 31, 2007, AOCI is comprised of unrealized losses on available for sale securities of $3,282,000.

36     Northgate Annual Report | 2007

Financial Instruments

Under Section 3855, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as held-for-trading, available for sale financial assets, held-to-maturity, loans and receivables, or other financial liabilities as follows:

▪	Held for trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period.

▪	Available for sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet.

▪	Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method.

▪

Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period unless the instrument is a cash flow hedge and hedge accounting applies in which case changes in fair value are recognized in other comprehensive income.

          Upon adoption of this new standard, the Corporation designated its investments in common shares of public corporations and other investments as available for sale financial assets. On January 1, 2007, the Corporation recorded these investments at their fair value of $329,000 with an offsetting adjustment to AOCI in shareholders’ equity. When the investments are sold or otherwise disposed of, gains or losses will be recorded in net earnings.

Hedging

Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. On January 1, 2007, the Corporation elected to discontinue hedge accounting for its gold forward sales contracts. As a result, a liability for the fair value of these contracts of $20,265,000 and a future income tax asset of $6,914,000 was recorded with the net transitional adjustment of $13,351,000 recognized in AOCI in shareholders’ equity. Also on January 1, 2007, the deferred hedging loss asset of $8,583,000 and the related future income tax liability of $2,929,000 pertaining to gold forward contracts settled in prior years in advance of their maturity date were reclassified to AOCI in shareholders’ equity. Changes in fair value of forward contracts are recognized in net earnings each period. The transitional adjustment and deferred hedge loss recorded in AOCI are reclassified into net earnings at the time the sales associated with the forward contracts occur.

Future Accounting Changes

Financial Instruments

In December 2006, the CICA issued section 3862 and section 3863 of the CICA Handbook, Financial Instruments – Disclosures and Financial Instruments – Presentation, respectively. Generally, the new sections will replace section 3861, Financial Instruments – Disclosure and Presentation. These sections establish standards for the presentation of financial instruments and non-financial derivatives, and identify the information that should be disclosed about them.

          Both sections are effective for the Corporation on January 1, 2008 and are expected to result in more extensive disclosures in the Corporation’s annual and interim financial statements.

Capital Disclosures

In December 2006, the CICA issued section 1535 of the CICA Handbook, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. This section is effective for the Corporation on January 1, 2008 and is expected to result in more extensive disclosures in the Corporation’s annual and interim financial statements.

Inventory

In June 2007, the CICA issued section 3031 of the CICA Handbook, Inventories, which establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. This section is effective for the Corporation on January 1, 2008 and is only expected to impact the accounting treatment for supplies inventory and capital spares.

37     Northgate Annual Report | 2007

Note 4	Acquisition of Perseverance

On October 29, 2007, the Corporation entered into a Merger Implementation Agreement (“MIA”) for the acquisition of Perseverance Corporation Ltd. (“Perseverance”), an Australian based mining company that operates two gold mines in the Australian State of Victoria.

          As part of the MIA, the Corporation agreed to acquire all of Perseverance’s existing debt, gold forward contracts and guarantees from a major financial institution in Australia (the “Bank”). These arrangements were structured in such a way that they would be executed regardless of the outcome of the acquisition.

          On December 18, 2007, the Corporation, through an Australian subsidiary, acquired the debt instruments from the Bank for cash consideration (in Australian dollars (A$)) of A$29,637,000 ($25,434,000) and comprised the following:

▪	Lease Receivables totalling A$1,012,000. All remaining lease and residual payments are due in the first quarter of 2008 and are included in other receivables.

▪

Bridge Facility of A$25,000,000 of which two tranches totalling A$5,500,000 had been drawn. The tranches accrue interest daily at the Bank Bid Swap Rate (“BBSY”) published in the Australian Financial Review plus a margin of 4.50% and is payable at the tranches’ rollover date, at which point the principal is rolled over and the interest rate is reset. The facility has a maturity date of May 28, 2010.

▪

Cash Advance Facility of A$23,125,000, which has been fully drawn, bearing interest daily at the BBSY rate plus a margin of 1.4% and is payable at the tranches’ rollover date, at which point the principal is rolled over and the interest rate is reset. The facility will be reduced to A$15,000,000 on May 28, 2009, and the remaining balance matures on May 28, 2010.

          Both the Bridge Facility and the Cash Advance Facility are secured by a fixed and floating charge over the assets of Perseverance’s subsidiaries, a mining tenement mortgage over tenements held by a subsidiary of Perseverance, and guarantees by Perseverance and all its subsidiaries. As at December 31, 2007, other receivables included $888,000 of lease receivables and the amounts outstanding under the Bridge and Cash Advance Facilities totalling $25,117,000 are included in long-term receivables.

          With respect to the Perseverance gold forward contracts, the Corporation is required to acquire the contracts on the earlier of the completion of the acquisition or June 30, 2008, for a maximum purchase price of A$50,568,000 ($43,397,000). If the Corporation elects to exercise its option to acquire the contracts on an earlier date, the purchase price is reduced by an interest rate factor as prescribed. The Bank also has the right to require the Corporation to acquire the contracts at the maximum price less the prescribed interest factor if the acquisition does not proceed. The Corporation has determined that the arrangement is a derivative instrument and has recognized it at fair value. The fair value of this derivative instrument, based primarily on the value of the underlying forward contracts at December 31, 2007, resulted in a mark-to-market gain of $10,646,000, which was recorded in the balance sheet as other assets and in net earnings as other income.

          On February 18, 2008, the Corporation completed the acquisition of Perseverance and consideration of A$230,200,000 ($210,300,000) was paid to Perseverance securityholders pursuant to the MIA as follows:

▪	A$0.20 cash per ordinary share (total of A$177,900,000);

▪	A$0.08 cash for each of the Perseverance warrants (total of A$14,100,000);

▪	A$100,000 (face value) plus accrued interest per convertible subordinated note (total of A$37,400,000); and,

▪	A$800,000 to cancel executive options outstanding.

          In connection with the acquisition, the Corporation was required to pledge A$109,400,000 of cash and short-term deposits as a Stand-By Letter of Credit (“SBLC”). A portion of the SBLC was released upon payment of the consideration for the debt instruments noted above. As at December 31, 2007, the remaining SBLC of A$58,700,000 was held as a pledge against Perseverance’s gold forward contracts and guarantees. In conjunction with the completion of the acquisition, the gold forward contracts were acquired for A$49,307,000 ($45,550,000) and the guarantees were cash collateralized by the Corporation for A$8,020,000 ($7,434,000). Consequently, the SBLC was reduced to $100,000.

          As part of the acquisition of Perseverance, the Corporation entered into an advisory agreement with a major investment bank in Canada to act as financial and capital market advisor with respect to the transaction. Under the terms of the agreement, the Corporation is committed to pay certain advisory fees and other costs upon successful completion of the transaction in the amount of CDN$1,475,000.

38     Northgate Annual Report | 2007

Note 5	Inventories

	2007	2006

Concentrates	$10,501	$12,464
Stockpiled ore	11,871	3,440
Supplies	12,862	10,304

	$35,234	$26,208

Note 6	Other Assets

	2007	2006

Restricted cash	$69,125	$14,940
Stockpiled ore inventory	—	8,424
Unrealized gain on copper forward contracts (note 15(A))	—	3,634
Unrealized gain on hedge option (note 4)	10,646	—
Deferred lease charges, net of cumulative amortization of $5,455 (2006 – $5,241)	410	624

	$80,181	$27,622

          Restricted cash consists of the following items:

•

CDN$17,409,000 (2006 – CDN$17,409,000) of cash and short-term deposits pledged by the Corporation relating to site closure and reclamation obligations at the Kemess South mine and the Young-Davidson property (note 11).

•	A$58,700,000 (2006 – nil) of cash and short-term deposits pledged by the Corporation relating to the acquisition of Perseverance (note 4).

Note 7	Mineral Property, Plant and Equipment

2007	Cost	Accumulated Depreciation, Depletion and Write-Down	Net Book Value

Mineral property, plant and equipment	$331,508	$229,183	$102,325
Mineral properties (non-producing)	50,827	31,815	19,012

	$382,335	$260,998	$121,337

2006	Cost	Accumulated Depreciation, Depletion and Write-down	Net Book Value

Mineral property, plant and equipment	$305,398	$195,043	$110,355
Mineral properties (non-producing)	48,944	—	48,944

	$354,342	$195,043	$159,299

          Mineral properties (non-producing) as at December 31, 2007 and 2006 include acquisition costs and deferred development costs for the Young-Davidson property and the Kemess North property less accumulated write-downs. These costs are not currently being amortized.

          The Joint Federal-Provincial Environmental Review Panel (the “Panel”) for the Kemess North project completed its review during the year and concluded that the project not be permitted to proceed. As the likelihood is remote that the Panel’s decision will be reversed, the Corporation wrote off the full carrying value of $31,433,000 of its investment in Kemess North in 2007.

          In light of the Panel’s decision, the Corporation has also written off the full carrying value of $382,000 of its investment in the nearby Sustut property, which was dependent on the issuance of permits for Kemess North.

39     Northgate Annual Report | 2007

Note 8	Investments

The Corporation’s investment portfolio comprises the following:

	2007	2006

Auction rate securities (“ARS”)	$69,397	$—
Other	677	—

	$70,074	$—

          The Corporation maintains a portion of its investments in AAA rated ARS, which are floating rate securities that are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. Beginning in August 2007, a number of auctions began to fail and the Corporation is currently holding ARS with a par value of $72,600,000, which currently lack liquidity. The Corporation’s ARS investments were originally structured and marketed by a major US investment bank.

          The fair value of the Corporation’s ARS holdings at December 31, 2007 was $69,397,000, which reflects a $3,203,000 adjustment to the original fair value of $72,600,000. This adjustment was recorded into other comprehensive income as the Corporation believes this decline in value to be temporary. All of the Corporation’s ARS investments continue to make regular cash interest payments.

          Historically, given the liquidity created by the auction process, ARS were presented as current assets on the Corporation’s balance sheet. Given the continued failure of these auctions and the uncertainty as to when liquidity will return, ARS have been reclassified as non-current assets.

          Rating agencies such as S&P, Moody’s and Fitch monitor the credit rating of bond insurer institutions (monoline insurers), some of which were insurers of a portion of the ARS held by the Corporation. In late January, a number of bond insurers were downgraded by certain rating agencies, which in some cases resulted in a downgrade of the AAA securities insured by those institutions. Approximately 57% of the Corporation’s ARS holdings are insured. All of the Corporation’s uninsured ARS continue to be rated AAA and Aaa, as applicable.

          The Corporation has no investments in asset backed commercial paper, mortgage backed securities or collateralized debt obligations.

          If uncertainties in the credit and capital markets persist or the Corporation experiences downgrades on its ARS holdings, the Corporation may incur impairments which may be judged to be other than temporary and result in the recognition of an impairment loss in net earnings.

          The balance of the Corporation’s long-term investments comprises of equity investments in publicly listed junior mining companies. These investments are carried on the balance sheet at fair value based on quoted bid prices.

          The Corporation invests a significant amount of its excess cash in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments, which are recorded as cash and cash equivalents.

Note 9	Short-Term Loan

In December 2007, the Corporation secured a loan in the amount of $48,716,000 from the same US investment bank which structured and marketed the Corporation’s ARS investments. The loan bears interest at LIBOR plus 100 basis points and matures on June 6, 2008. At December 31, 2007, the balance of the loan, including accrued interest, was $44,835,000.

Note 10	Lease Obligations

	2007	2006

Future capital lease obligations	$2,641	$5,360
Less: interest	(92)	(335)

Present value of capital lease obligations	$2,549	$5,025
Less: current portion	(2,267)	(2,439)

	$282	$2,586

40     Northgate Annual Report | 2007

          The Corporation has obligations under capital leases for mobile mining equipment with remaining terms ranging from one to two years.

          Future capital lease principal payments as of December 31, 2007, are as follows.

2008	$2,267
2009	282

$2,549

          The Corporation also leases equipment under a long-term operating lease that expires on August 31, 2009. The annual payment under this lease is $648,000 in 2008 and $486,000 in 2009.

Note 11      Site Closure and Reclamation Obligations

Minimum standards for mine reclamation have been established by Federal and Provincial governmental agencies. Under current regulations, the Corporation is required to meet performance standards to minimize environmental impacts from operations and to perform site restoration and other closure activities at the Kemess South mine and the Young-Davidson property. In the future, these standards and regulations may change.

          Provisions for site closure and reclamation costs are based principally on legal and regulatory requirements. The exact nature of environmental remediation requirements that may be encountered in the future, if any, cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

          In 2007, the Corporation revised the undiscounted estimate for the Kemess South mine site closure and reclamation costs used in the determination of the provision. In addition, the Corporation changed the estimated timing of when the costs would be paid.

          The continuity of the provision for site closure and reclamation costs is as follows:

	2007	2006

Balance, beginning of year	$28,197	$26,193
Effect of change in estimated future cash flows	13,343	2,642
Site closure and reclamation liability incurred	88	222
Accretion expense	2,559	1,553
Reclamation costs paid	(551)	(2,349)
Effect of foreign exchange	5,484	(64)

Balance, end of year	$49,120	$28,197

          The undiscounted estimate of site closure and reclamation costs used in the determination of this provision total $53.6 million ($53.1 million for the Kemess South mine and $0.5 million for the Young-Davidson property). The cost in 2006 was $36.8 million ($36.3 million for Kemess South and $0.5 million for Young-Davidson). The majority of the site closure costs at Kemess South are expected to be spent between 2008 and 2012 with some expenditures, such as monitoring, to be spent in excess of 100 years after the mine closes. The credit-adjusted risk-free rate at which the incremental estimated future cash flows have been discounted is 6.25% (2006 – 6.00%) and the inflation rate used to determine future expected cost is 2.29% (2006 – 2.00%).

          At December 31, 2007, the Corporation had security bonds totalling CDN$17,409,000 (2006 – CDN$17,409,000) posted in connection with its reclamation permit for the Kemess South mine and the Young-Davidson property (note 6). During 2002, the Corporation and the Government of British Columbia amended the reclamation permit such that the Corporation agreed to provide additional security installments of CDN$1,000,000 on December 31 of each year from 2003 to 2008, with a final amount of CDN$800,000 due on December 31, 2009 for the Kemess South mine. In 2007, the BC Ministry of Energy, Mines and Petroleum Resources exempted the Corporation from the current year installment as a result of reclamation activity undertaken by the Kemess South mine.

41     Northgate Annual Report | 2007

Note 12           Shareholders’ Equity

A. Share Capital

(i) Authorized

100,000,000,000,000 Class A preference shares, without par value, of which 100,000,000,000 have been designated Series I and 100,000,000,000 as Series 2.
100,000,000,000,000 Class B preference shares, without par value.
100,000,000,000,000 common shares, without par value.

         The Corporation’s remaining publicly traded common share purchase warrants expired on December 28, 2006 and no further warrants were issued in 2007. In 2006, a total of 37,908,233 of the purchase warrants were exercised.

B. Employee Stock Option Plan

The Corporation has a stock option plan pursuant to which it can issue up to 14,000,000 common shares to directors, officers, employees and service providers. Stock options are granted at the discretion of the Board of Directors at exercise prices based on the closing market price of the Corporation’s common shares on the date prior to the grant of the stock options. In no instance may the exercise price be less than the market price of the common shares at the time of the option being granted. Options may not be granted with exercise periods longer than ten years. Vesting is at the discretion of the Board of Directors. A further 8,803,400 stock options were available for issue under the plan at December 31, 2007.

         The continuity of options granted and outstanding under the stock option plan is as follows.

	2007			2006

	Number	Average Exercise Price (CDN$	)	Number	Average Exercise Price (CDN$	)

Balance, beginning of year	4,655,340	2.15		4,723,320	1.87
Granted	1,475,000	4.02		1,427,000	2.66
Exercised	(575,620)	1.31		(1,320,480)	1.70
Cancelled	(358,120)	2.80		(174,500)	2.23

Balance, end of year	5,196,600	2.73		4,655,340	2.15

Exercisable	2,758,900	2.36		2,097,340	1.90

          Details of the options outstanding as at December 31, 2007, are as follows.

	Outstanding Options					Exercisable Options

Exercise Price (CDN$)	Number of Options	Weighted Average Remaining Life (years	)	Weighted Average Exercise Price (CDN$	)	Number of Vested Options	Weighted Average Exercise Price (CDN$	)

$0.91 – $1.78	876,900	0.90		$1.48		801,600	$1.46
$1.79 – $1.84	769,900	3.85		$1.79		449,900	$1.80
$1.85 – $2.65	1,209,200	5.01		$2.57		504.800	$2.55
$2.66 – $4.07	2,340,600	4.96		$3.58		1,002,600	$3.23

	5,196,600	4.12		$2.73		2,758,900	$2.36

          During the year ended December 31, 2007, the Corporation recognized stock-based compensation expense of $1,646,000 (2006 – $1,862,000) based on the fair value of options granted and vested during the year. The weighted average fair value of options granted in 2007 was CDN$2.03 (2006 – $1.45) per share. The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions.

	2007	2006

Risk-free interest rate	4.0%	4.0%
Annual dividend rate	—	—
Expected stock price volatility	53%	58%

          The expected life of the options used in the option-pricing model was determined to be five years.

42          Northgate Annual Report | 2007

          For purposes of the fully diluted earnings per share calculations, 1,528,600 shares (2006 – nil) were excluded from the calculation of the weighted average number of shares outstanding, as the exercise prices of the options were higher than the average market price of the Corporation’s shares in those periods.

C. Employee Share Purchase Plan

Under the terms of the ESPP, full-time employees of Northgate can buy treasury shares of the Corporation up to 5% of their base salary at the current market price and the Corporation contributes additional shares equal to 50% of the employees’ contribution. During the year ended December 31, 2007, the Corporation recognized $183,000 (2006 – $152,000) in stock-based compensation expense associated with the ESPP.

Note 13	Income Taxes

Income tax expense (recovery) differs from the amount, which would result from applying the statutory Canadian income tax rate for the following reasons:

	2007	2006

Earnings before taxes	$33,399	$123,595
Canadian income tax rate	34.12%	36.12%

Tax based on statutory income tax rate	$11,396	$44,643
Expenses not deductible or income not taxable	3,003	(6,004)
Effect of resource allowance	—	(2,599)
Change in valuation allowance and tax rates	6,240	(21,523)
Effect of foreign exchange	(24,514)	(2,335)
Mining taxes	(2,151)	5,406
Other	—	(735)

Income tax expense (recovery)	$(6,026)	$16,853

          The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below.

	2007	2006

Future income tax assets
Non-capital loss carry forwards	$4,225	$14,539
Net capital loss carry forwards	30,960	26,957
Reclamation liabilities	11,539	9,546
Unrealized loss on copper forward contracts (note 15(A))	1,564	—
BC mineral tax deductions	16,660	10,815
Other	592	—

Future income tax assets	$65,540	$61,857
Valuation allowance applied	(30,960)	(31,481)

Total future income tax assets	34,580	30,376

Future income liabilities
Mineral, property, plant & equipment	(20,238)	(21,705)
Unrealized gain on copper forward contracts (note 15(A))	—	(5,550)
Other	—	(1,999)

Total future income tax liabilities	(20,238)	(29,254)

Net future income tax asset	$14,342	$1,122

Allocated as follows:
Current portion of future income tax asset	$1,194	$7,469
Non-current portion of future income tax asset	16,507	6,291
Current portion of future income tax liability	(872)	—
Non-current portion of future income tax liability	(2,487)	(12,638)

Net future income tax asset	$14,342	$1,122

43     Northgate Annual Report  |  2007

          At December 31, 2007, the Corporation and its subsidiaries had non-capital losses of approximately CDN$13,230,000 available for Canadian Federal income tax purposes, which are due to expire in the taxation years 2008 to 2016. The Corporation also has approximately CDN$178,375,000 of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

Note 14	Segmented Information

The Corporation considers itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing. All revenues are earned and mineral property, plant and equipment are located in Canada. For all periods presented, all revenues and concentrate receivables are from one customer pursuant to a concentrate sales agreement.

Note 15	Financial Instruments

A.

In 2007, the Corporation settled all of its remaining gold forward sales commitments at a cost of $22,559,000. A loss of $31,142,000 was charged to income in 2007, which included the deferred hedging loss of $8,583,000. At December 31, 2006, the Corporation had forward sales commitments to deliver 60,000 ounces of gold at an average price of $307 per ounce. The unrealized loss at the end of the prior year was approximately $20,265,000 based on the quoted market price provided by the counter party.

          At December 31, 2007, the Corporation had forward sales contracts with a major financial institution to fix the price of delivered copper for which final settlement has not occurred. A total of 28,250 metric tonnes of copper were sold forward using London Metals Exchange (“LME”) contracts maturing from January 2008 through October 2010 at an average forward price of $2.86 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Xstrata Canada Corporation under a multi-year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis. The fair value of these contracts at December 31, 2007, was a net loss of $4,965,000 (2006 – a net gain of $15,488,000) of which a gain of $7,124,000 is included in concentrate settlements and other receivables for contracts expiring in 2008 and a net loss of $12,089,000 is included in other long-term liabilities.

B.

The carrying values of cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash. The carrying values of lease receivables, capital lease obligations and the short-term credit facility approximate fair values based on market rates of interest.

C.	The long-term receivables acquired as part of the Perseverance acquisition are valued at amortized cost. The fair value of the receivables approximates carrying value based on market interest rates.

D.	The Corporation monitors the financial condition of its customers and counterparties to contracts and considers the risk of material loss to be remote.

Note 16	Commitments and Contingencies

In May 2006, the Corporation launched an unsolicited offer to purchase all the outstanding common shares of Aurizon Mines Ltd. (“Aurizon”). On July 7, 2006, the Corporation withdrew its offer after the British Columbia Court of Appeal upheld a previous lower court injunction against the offer. As a result of this ruling, Aurizon was awarded its costs and damages that are yet to be determined. The Corporation accrued an estimate of these costs and damages as a charge to earnings in 2007 and 2006.

          In June 2006, the Corporation entered into a Cooperation Agreement with the Tse Keh Nay (3 Nations) related to the operation of its existing Kemess South mine. The Corporation will provide funding to benefit the Tse Keh Nay member communities in the amount of CDN$1,000,000 per year over the remaining Kemess South mine life.

          The Corporation’s interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced.

44     Northgate Annual Report  |  2007

Five Year Comparative Summary

Thousands of US dollars, except per share data	2007	2006	2005	2004	2003

Revenue	$337,546	$411,313	$257,302	$232,797	$168,602

Cost of sales	226,933	224,584	178,411	146,081	121,799
Administrative and general	10,461	8,209	6,128	6,083	3,873
Depreciation and depletion	34,140	35,591	38,009	36,408	32,706
Interest expense (income)	(17,124)	(4,013)	2,391	3,049	3,611
Exploration	29,887	11,449	3,915	3,134	3,408
Currency translation losses (gains)	(6,704)	1,922	(962)	(211)	(1,089)
Accretion of site closure and
reclamation costs	2,559	1,553	1,183	894	572
Writedown of mineral property	31,815	—	—	—	—
Other expense (income)	(7,820)	8,423	496	(348)	(174)

	304,147	287,718	229,571	195,090	164,706

Earnings before income taxes	33,399	123,595	27,731	37,707	3,896
Income tax recovery (expense)
Current	(6,446)	(5,406)	(2,111)	(2,277)	(1,420)
Future	12,472	(11,447)	13,937	(2,634)	2,634

	6,026	(16,853)	11,826	(4,911)	1,214

Net earnings for the year	$39,425	$106,742	$39,557	$32,796	$5,110

Net earnings per share
Basic	$0.16	$0.50	$0.20	$0.16	$0.03
Diluted	$0.15	$0.48	$0.20	$0.16	$0.03
Weighted average shares outstanding
Basic	254,166,789	215,609,932	202,789,310	200,065,821	197,712,564
Diluted	255,257,756	222,892,929	202,858,866	200,567,253	198,621,170

Year-end Financial Highlights

Working capital	$235,739	$297,957	$65,515	$37,667	$6,817
Other assets	80,181	27,622	14,117	13,649	15,476
Mineral property, plant and equipment	121,337	159,299	177,966	180,669	188,612
Total assets	634,589	515,631	309,006	273,930	241,690
Long-term debt	—	—	—	22,500	43,500
Shareholders’ equity and capital securities	486,776	447,748	236,433	177,683	142,906
Common shares outstanding	254,452,862	253,700,033	214,011,246	200,491,050	198,759,915

Selected Quarterly Financial Data Thousands of US dollars, except per share data (unaudited)

	2007 Quarter Ended				2006 Quarter Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Revenue	$95,599	$86,756	$80,878	$74,313	$118,239	$102,667	$105,348	$85,059
Earnings (loss)	33,309	(11,937)	8,647	9,406	19,790	14,902	50,315	21,735
Earnings (loss) per share
Basic	$0.13	$(0.05)	$0.03	$0.04	$0.09	$0.07	$0.23	$0.10
Diluted	$0.13	$(0.05)	$0.03	$0.04	$0.09	$0.07	$0.22	$0.10

45     Northgate Annual Report  |  2007

Mineral Reserves and Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, and “Inferred Mineral Resource” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards.

Note to US Investors:

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by the US Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Mineral Reserves

Canadian and Australian Operations			Grades		Contained Minerals

		Quantity	Gold	Copper	Gold	Copper
At December 31, 2007	Category	(tonnes)	(g/t)	(%)	(ounces)	(000s lbs)

Kemess South	Proven	51,840,000	0.47	0.17	789,000	192,000

Fosterville	Proven	136,000	3.80	n/a	17,000	n/a
	Probable	5,480,000	4.43	n/a	781,000	n/a

		5,616,000	4.41		798,000

Stawell	Proven	46,000	4.72	n/a	7,000	n/a
	Probable	1,736,000	4.41	n/a	246,000	n/a

		1,782,000	4.42		253,000

Total Proven & Probable Reserves		59,238,000			1,840,000	192,000

Mineral Resources

Canadian Operations			Grades		Contained Minerals

		Quantity	Gold	Copper	Gold	Copper
At December 31, 2007	Category	(tonnes)	(g/t)	(%)	(ounces)	(000s lbs)

Kemess North	Measured	451,139,000	0.31	0.16	4,453,000	1,563,000
	Indicated	268,051,000	0.29	0.13	2,486,000	790,000

		719,190,000	0.30	0.15	6,939,000	2,353,000

Young-Davidson	Measured	6,330,000	2.13	n/a	433,000	n/a
(open pit)	Indicated	482,000	2.02	n/a	31,000	n/a

(underground)	Indicated	11,924,000	3.70	n/a	1,418,000	n/a

		18,736,000			1,882,000

Total Measured & Indicated Resources		737,926,000			8,821,000	2,353,000

Young-Davidson
(open pit)	Inferred	330,000	1.34	n/a	14,000	n/a
(underground)	Inferred	4,216,000	3.24	n/a	440,000	n/a

Total Inferred Resources		4,546,000			454,000

46     Northgate Annual Report | 2007

Mineral Resources

Australian Operations
		Quantity	Gold Grade	Contained Gold
At December 31, 2007	Category	(tonnes)	(g/t)	(ounces)

Fosterville	Measured	4,159,000	2.57	343,000
(inclusive of reserves)	Indicated	11,372,000	3.11	1,138,000

	Total Measured & Indicated	15,531,000	2.97	1,481,000

	Total Inferred	15,942,000	3.03	1,555,000

Stawell	Measured	—	—	—
(exclusive of reserves)	Indicated	3,181,000	2.30	235,000

	Total Measured & Indicated	3,181,000	2.30	235,000

	Total Inferred	457,000	4.75	70,000

Note to Reserves and Resources

1.

All mineral reserves and mineral resources were estimated in accordance with the CIM Standards of the Canadian Institute of Mining, Metallurgy and Petroleum, and National Instrument 43-101, or the AusIMM JORC equivalent.

2.	Mineral resources for Kemess South, Kemess North, Young-Davidson and Stawell are exclusive of mineral reserves. Mineral resources for Fosterville are inclusive of mineral reserves.

3.	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

4.	Mineral reserves and resources are rounded to 1,000 tonnes, 0.01 g/t gold and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

5.	Mineral reserves were calculated using the following economic parameters:

»

Kemess South: exchange rate CDN$/US$1.15; gold price $600/oz; copper price $2.52/lb; and, silver price $12.00/oz. West pit operating assumptions: gold recovery 72.8%; copper recovery 86.8%; mining costs CDN$1.79/tonne; milling costs CDN$4.09/tonne; and, administration CDN$1.57/tonne. East pit operating assumptions: gold recovery 52.5%; copper recovery 70.8%; mining costs CDN$0.94/tonne; milling costs CDN$3.94/tonne; and, administration CDN$1.37/tonne. Smelter price participation for copper is variable, but capped at $0.035/lb.

»

Fosterville: Gold price A$750/oz; cut-off grades: 1.2 g/t gold to 3.6 g/t gold for underground sulphide ore depending upon width, mining method and ground conditions; dilution of 5%-30% and mining recovery of 70%-95% were applied, dependant upon mining method.

»

Stawell: gold price A$750/oz; cut-off grade applied was variable for underground ore depending upon width, mining method and ground conditions; dilution of 2m-3m and mining recovery of 95%-100% were applied to the underground reserves, dependant upon mining method.

6.	Mineral resources were calculated using the following economic parameters:

»

Kemess North (mineral reserves now reclassified as mineral resources following the Panel recommendation and government support of the Panel decision) calculated at the time of the Feasibility Study: exchange rate CDN$/US$1.40; gold price $375/oz; copper price $1.00/lb; and, silver price $5.00/oz. Resources for Kemess North, at the time of the Feasibility Study, were calculated using the following economic parameters: exchange rate CDN$/US$1.40; gold price $425/oz; copper price $1.20/lb; and, silver price $5.00/oz.

» Fosterville: Gold price of A$750/oz; surface cut-off grades: 0.5 g/t gold for oxide and 0.7 g/t gold for sulphide; underground cut-off grade: 2.0 g/t gold.

»

Stawell: Gold price of A$750/oz; surface cut-off grades: Magdala – 0.8 g/t gold down to 130m below surface, Wonga – 0.57 g/t to 0.74 g/t within an A$850/oz optimized pit shell; underground cut-off grade: 3.0 g/t gold.

»

Young-Davidson: For open pit: gold price $400/oz; cut-off grade of 0.82 g/t gold. For underground: gold price $600/oz; gold recovery 90%; underground operating cost CDN$38/tonne; cut-off grade of 2.3 g/t gold.

7.	Mineral reserve estimates were prepared by:

»

Kemess South: Gordon Skrecky, Chief Mine Geologist, Kemess Mines. Mr. Skrecky is a member of the Association of Professional Engineers and Geoscientists of British Columbia and has over 21 years of experience in mineral resource estimation.

» Fosterville: Brad Evans of Mining Plus Pty Ltd. Mr. Evans is a member of the Australasian Institute of Mining and Metallurgy and has over 10 years of relevant engineering experience.

»

Stawell: Glenn Miller, Mine Technical Superintendent, Northgate Minerals Corporation. Mr. Miller is a member of the Australasian Institute of Mining and Metallurgy and has over 16 years of relevant engineering experience.

8.	Mineral resource estimates were prepared by:

»

Kemess North, including the Nugget Zone, (now all classified as resources): Jim Gray of GR Technical Services Ltd. and Carl Edmunds, Exploration Manager, Northgate Minerals Corporation. Mr. Gray is a member of the Association of Professional Engineers and Geoscientists of the province of British Columbia, the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining and Metallurgy and has over 29 years of engineering experience. Mr. Edmunds is a member of the Professional Engineers and Geoscientists of British Columbia and has 20 years of experience in mineral resource estimation.

»

Fosterville: Ian Holland, Principal Mine Geologist, Northgate Minerals Corporation and Simon Hitchman, Exploration Manager (Acting), Northgate Minerals Corporation. Mr. Holland is a member of the Australasian Institute of Mining and Metallurgy and has over 12 years of relevant geological experience. Mr. Hitchman is a member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists and has over 20 years of relevant geological experience.

»

Stawell: Dean Fredericksen of Fredericksen Geological Solutions Pty Ltd. Mr. Fredericksen is a member of the Australasian Institute of Mining and Metallurgy and has over 19 years of relevant geological experience.

» Young-Davidson: For open pit: Micon International Limited, a geological and engineering consulting firm. For underground:
Carl Edmunds, Exploration Manager, Northgate Minerals Corporation.

47      Northgate Annual Report | 2007

Directors & Officers

Board of Directors

C. William Daniel, OC [2,3,5] Toronto, Ontario Corporate Director and Retired Petroleum Industry Executive	Keith C. Hendrick, [2,3] Toronto, Ontario Corporate Director and Retired Mining Company Executive	Conrad A. Pinette, [1,5] Vancouver, British Columbia President, Condor Holdings Ltd.; Chairman of the Board, Finning International Inc.
Patrick D. Downey, CA [1,4] Ajax, Ontario Retired Mining Company Executive	Klaus V. Konigsmann, [3] Oakville, Ontario Retired Mining Company Executive and Business Consultant
Kenneth G. Stowe, [4] Oakville, Ontario President & Chief Executive Officer, Northgate Minerals Corporation
Douglas P. Hayhurst, FCA [1,5] Vancouver, British Columbia Corporate Director and Retired IBM Business Consulting Services and PricewaterhouseCoopers Executive	Terry A. Lyons, [2,4] Vancouver, British Columbia Non-Executive Chairman of the Board, Northgate Minerals Corporation

1 Member of the Audit Committee
2 Member of the Compensation & Corporate Governance    Committee
3 Member of the Health, Safety & Environment Committee
4 Member of the Hedging Committee
5 Member of the Mergers & Acquisitions Committee

Officers

Kenneth G. Stowe President & Chief Executive Officer	Peter MacPhail Chief Operating Officer	Eugene T. Lee Vice President, Finance

Jon A. Douglas Senior Vice President & Chief Financial Officer	Christopher J. Rockingham Vice President, Exploration and Business Development	Bruce M. McKay Corporate Secretary

Operations Management

Luc Guimond Executive General Manager, Australia

Kemess Mine	Fosterville Mine	Stawell Mine

Tom Stuffco General Manager	Jozsef Patarica General Manager	Troy Cole General Manager

Printed in Canada

48     Northgate Annual Report | 2007

Shareholder Information

Stock Exchange Listing

Common shares of Northgate Minerals Corporation are listed on the Toronto and American Stock exchanges.

TSX: NGX | AMEX: NXG

Transfer Agent and Registrar

Shareholder inquiries relating to address changes and share certificates should be directed to:
Computershare Investor Services
510 Burrard Street, Vancouver, BC V6C 3B9
t. 604.661.0222 | 800.564.6253 (toll free in North America)
f. 604.669.1548
e. service@computershare.com

Auditors

KPMG LLP, Vancouver, BC

Investor Relations Inquiries

Inquiries regarding the company’s latest information, news releases, investor presentations, mining operations and general financial information may be directed to Keren Yun, Investor Relations Department:
t. 416.216.2781 | ngx@northgateminerals.com

Interested parties are also encouraged to visit our website at www.northgateminerals.com.

Annual Information Form

The Annual Information Form (AIF) is filed annually with the Canadian Securities regulatory authorities and with the US Securities and Exchange Commission (filed as Form 40-F). Copies of this form are available by contacting the Investor Relations department, or can be downloaded from SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Annual General Meeting

The Annual General Meeting of Shareholders will be held at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada, on Friday, May 2, 2008 at 10:00 am (Toronto time).

This report contains certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Northgate Minerals Corporation (“Northgate”) including those related to future financial and operating performance and those related to Northgate’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; fluctuations in foreign exchange rates and interest rates; impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits; and, success of exploration activities and permitting time lines. In addition, the factors described or referred to in the section entitled “Risk Factors” of Northgate’s Annual Information Form (AIF) for the year ended December 31, 2007 or under the heading “Risks and Uncertainties” of Northgate’s 2007 Annual Report, both of which are available on SEDAR at www.sedar.com, should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

Northgate Minerals Corporation	Northgate Australian Ventures Corporation

Toronto Office	Bendigo Office
18 King Street East, Suite 1602	117 Wills Street
Toronto, ON M5C 1C4	Bendigo, Victoria 3550
t. 416.363.1701	t. 61 (03) 5442 7755
f. 416.363.6392	f. 61 (03) 5442 3955

Vancouver Office
815 Hornby Street, Suite 406
Vancouver, BC V6Z 2E6
t. 604.681.4004
f. 604.681.4003

General Inquiries
ngx@northgateminerals.com
www.northgateminerals.com